Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123293
OFFER TO EXCHANGE
Our
Zero Coupon Convertible Notes due 2032
and an Exchange Fee
for any and all of our outstanding
Liquid Yield Option Notes due 2032
CUSIP Nos. 031162 AC4 and 031162 AE0
ISIN Nos. US031162AC47 and US031162AE03
The Exchange Offer
     We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus, our new Zero Coupon Convertible Notes due 2032, or New Notes, and an exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes, for all of our outstanding Liquid Yield Option Notes due 2032, or Old Notes. We refer to this offer as the “exchange offer.” As of March 11, 2005, there was $2,359,102,000 principal amount at maturity of Old Notes outstanding. The maximum number of shares of common stock issuable upon conversion of all New Notes at the maximum conversion rate of 12.4041 shares per $1,000 principal amount at maturity is 29,262,537 shares.
     We include the impact of the assumed conversion of our Old Notes into our common stock under the “if-converted” method when computing our diluted earnings per share when it has the effect of decreasing diluted earnings per share. The purpose of the exchange offer is to exchange the Old Notes for the New Notes with certain different terms, which we believe will reduce the likelihood and extent of dilution to our stockholders. We believe the terms of the New Notes will allow the number of shares used in computing our diluted earnings per share to be less than the amount included under the terms of the Old Notes. In addition, because of the significant amount of Old Notes ($1.59 billion principal amount at maturity) surrendered to us for purchase on March 1, 2005, in connection with the right of the holders of the Old Notes to require us to repurchase the Old Notes on that date, we determined to offer holders of the Old Notes the opportunity to exchange Old Notes for New Notes containing terms, such as dividend protection and net share settlement, which are typical in new issuances of convertible debt securities.
     As explained more fully in this prospectus, the exchange offer is subject to a minimum of $1,179,551,000 of aggregate principal amount at maturity of Old Notes being tendered for exchange and certain customary conditions which we may waive in our sole discretion.
     The Old Notes tendered may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.
     The exchange offer expires at 5:00 p.m., New York City time, on May 4, 2005, unless extended, which date we refer to as the expiration date.
The New Notes
     The terms of the New Notes are substantially similar to the terms of the Old Notes, except for the following modifications:

•	The New Notes are convertible only if certain conditions are met. The Old Notes are convertible at any time.

•	The New Notes are convertible into cash in an amount equal to the lesser of (a) the accreted principal amount of each New Note on the conversion date and (b) the product of the conversion rate multiplied by the applicable stock price, and the remainder, if any, will be paid in shares of our common stock, subject to adjustment, under the circumstances and during the periods described herein. The Old Notes are convertible only into common stock.

•	The conversion rate for the New Notes will be adjusted, subject to certain limitations, for any cash dividends or distributions on shares of our common stock. The Old Notes have a more limited dividend protection feature. If we pay withholding taxes on behalf of a holder as a result of an adjustment to the conversion rate, we may, at our option, set off such payments against payments of cash and common stock on the New Notes.

•	The New Notes will require us to pay only cash when we repurchase the New Notes at the option of the holder. The Old Notes allow us to choose to pay in cash, shares of our common stock or a combination of cash and shares of our common stock.

•	We will pay contingent interest on the New Notes commencing March 1, 2007 during specified six-month periods if the average market price of a New Note for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such New Note. Contingent interest payable per New Note in a six-month period will equal 0.125% of the average market price of a New Note for the five trading day measurement period preceding the six-month period. Contingent interest payable per Old Note in any quarterly period within a six-month period equals the greater of (1) the amount of regular cash dividends per share paid by Amgen during a quarterly period multiplied by the then applicable conversion rate or (2) 0.0625% of the average market price of an Old Note for the five trading day measurement period in the preceding the six-month period, provided that if we do not pay regular cash dividends during a semiannual period, we will pay contingent interest semiannually at a rate of 0.125% of the average market price of an Old Note for the five trading day measurement period immediately preceding such six-month period.
     Our common stock is quoted on the Nasdaq National Market under the symbol “AMGN.” The last reported sale price of our common stock on April 5, 2005 on Nasdaq was $57.86 per share.
     Neither our Board of Directors, the Dealer Managers nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Notes.
      See “Risk Factors” beginning on page 14 for a discussion of issues that you should consider with respect to the exchange offer and investing in our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The Dealer Managers for the Exchange Offer are:

The date of this prospectus is April 6, 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Dealer Managers have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION
Available Information
      We have filed and will file reports and other information with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.
      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Amgen, who file electronically with the SEC. The address of that site is www.sec.gov.
      You can also inspect reports and other information about us at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1005.
Incorporation of Certain Information by Reference
      We are incorporating by reference into this prospectus certain information filed by us with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except to the extent modified or superseded, as described below. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. Those documents contain important information about us and our finances.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004.

•	Our current reports on Form 8-K filed with the SEC on January 31, 2005, March 4, 2005 and March 11, 2005.

•	The description of our common stock, contractual contingent payment rights and preferred share purchase rights contained in our registration statements on Form 8-A filed with the SEC on September 7, 1983 and April 1, 1993, and on Form 8-K filed with the SEC on February 28, 1997 and December 18, 2000, respectively, including any amendment or report filed for the purpose of updating that description.
      All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the New Notes and common stock issuable upon conversion of the New Notes under this document, shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus. However, notwithstanding the foregoing, we are not incorporating by reference any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.
      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Amgen Inc.
Investor Relations Department
One Amgen Center Drive
Thousand Oaks, California 91320-1799
Tel: 805-447-1000

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.
      We make available free of charge on or through our Internet website, www.amgen.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.
      IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, AMGEN SHOULD RECEIVE YOUR REQUEST NO LATER THAN APRIL 27, 2005.
FORWARD LOOKING INFORMATION
      This prospectus and other documents we file with the SEC contain forward looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business or others on our behalf, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, and conference calls. Words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume,” “continue,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. We describe our respective risks, uncertainties, and assumptions that could affect the outcome or results of operations in “Risks Related to Our Business”. We have based our forward looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward looking statements. Reference is made in particular to forward looking statements regarding product sales, reimbursement, expenses, earnings per share, liquidity and capital resources, and trends. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

SUMMARY
      The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus, as well as the information incorporated by reference in this prospectus, before making an investment decision. Unless otherwise specified, the terms “Amgen,” “we,” “our” and “us” refer to Amgen Inc. and its consolidated subsidiaries when used in this prospectus.
Amgen Inc.
      We are a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology.
      We were incorporated in California in 1980 and merged into a Delaware corporation in 1987. Our principal executive offices are located at One Amgen Center Drive, Thousand Oaks, California 91320-1799 and our telephone number at that location is 805-447-1000.

Summary of the Exchange Offer
      The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Reasons for the Exchange Offer	We include the impact of the assumed conversion of our Old Notes into our common stock under the “if-converted” method when computing our diluted earnings per share when it has the effect of decreasing diluted earnings per share. The purpose of the exchange offer is to exchange the Old Notes for the New Notes with certain different terms, which we believe will reduce the likelihood and extent of dilution to our stockholders. We believe the terms of the New Notes will allow the number of shares used in computing our diluted earnings per share to be less than the amount included under the terms of the Old Notes. In addition, because of the significant amount of Old Notes ($1.59 billion principal amount at maturity) surrendered to us for purchase on March 1, 2005, in connection with the right of the holders of the Old Notes to require us to repurchase the Old Notes on that date, we determined to offer holders of the Old Notes the opportunity to exchange Old Notes for New Notes containing terms, such as dividend protection and net share settlement, which are typical in new issuances of convertible debt securities.

For a more detailed description of these changes, see “ — Material Differences Between the Old Notes and the New Notes.”

Terms of the Exchange Offer and Exchange Fee	We are offering to exchange $1,000 in principal amount at maturity of New Notes and an exchange fee of $2.50 per 1,000 principal amount at maturity of New Notes for each $1,000 in principal amount at maturity of our Old Notes validly tendered and not withdrawn. New Notes will be issued in denominations of $1,000 and integral multiples of $1,000. You may tender all, some or none of your Old Notes.

Conditions to the Exchange Offer	The exchange offer is subject to a minimum of $1,179,551,000 of aggregate principal amount at maturity of Old Notes being tendered for exchange and certain customary conditions. See “The Exchange Offer — Conditions to the Exchange Offer.”

Expiration Date; Extension	The exchange offer will expire at 5:00 p.m., New York City time, on May 4, 2005, unless extended or earlier terminated by us, which date we refer to as the “expiration date.” We may extend the expiration date for any reason. If we decide to extend the exchange offer, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the exchange offer.

Withdrawal of Tenders	The tender of the Old Notes pursuant to the exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Procedures for Exchange	A holder who wishes to tender Old Notes in the exchange offer must transmit to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to

5:00 p.m., New York City time, on the expiration date. We intend to accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer and will issue the New Notes and pay the exchange fee promptly after expiration of the exchange offer, upon the terms and subject to the conditions in this prospectus.

Old Notes may be tendered by electronic transmission of acceptance through The Depository Trust Company’s, which we refer to as DTC, Automated Tender Offer Program, which we refer to as ATOP, procedures for transfer. Custodial entities that are participants in DTC must tender Old Notes through DTC’s ATOP. A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities. See “The Exchange Offer — Terms of the Exchange Offer.”

Amendment of the Exchange Offer	We reserve the right to interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses	We estimate that the total fees and expenses of the exchange offer, assuming all of the Old Notes are exchanged for New Notes, will be approximately $1.9 million, exclusive of the exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes.

United States Federal Income Tax Consequences	The United States federal income tax consequences of the exchange of Old Notes for New Notes are not entirely clear. Latham & Watkins LLP, our special tax counsel, is unable to opine as to the United States federal income tax consequences of the exchange. We will take the position, however, based on the advice of tax counsel, that the exchange of Old Notes for New Notes should not constitute a significant modification of the terms of the Old Notes and that, as a result, the New Notes should be treated as a continuation of the Old Notes and there should be no United States federal income tax consequences to holders who participate in the exchange offer, except that holders will have to recognize the receipt of the exchange fee as ordinary income. Unless an exemption applies, we may withhold at a rate of 30% from the payment of the exchange fee to any Non-United States holder (as defined herein) participating in the exchange offer.

By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the New Notes to treat the exchange as not constituting a significant modification of the terms of the Old Notes. If, contrary to this position, the exchange of Old Notes for New Notes does constitute an exchange for United States federal income tax purposes, the tax consequences to holders could be materially different. For a discussion of the potential tax consequences of the exchange, see “United States Federal Income Tax Consequences.”

Old Notes Not Tendered or Accepted for Exchange	Any Old Notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration, termination or withdrawal of the exchange offer. If you do not exchange your Old Notes in the exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes, you will not receive the exchange fee, and you will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.

Consequences of Not Exchanging Old Notes	If you do not exchange your Old Notes in the exchange offer, the liquidity of any trading market for Old Notes not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Notes are tendered and accepted for exchange in the exchange offer. Holders who do not exchange their Old Notes for New Notes will not receive the exchange fee. Holders of Old Notes who do not exchange their Old Notes for New Notes can continue to convert their Old Notes at any time during the term of the Old Notes.

Deciding Whether to Participate in the Exchange Offer	Neither we nor our officers or directors have made any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your Old Notes in the exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus, including the “Risk Factors” and the information incorporated by reference in this prospectus, and consulting with your advisors, if any, based on your own financial position and requirements.

Exchange Agent	LaSalle Bank National Association.

Dealer Managers	Credit Suisse First Boston LLC and UBS Securities LLC.

Information Agent	Morrow & Co., Inc.

Trading	Our common stock is traded on the Nasdaq National Market under the symbol “AMGN.” The Old Notes were not listed on any national securities exchange or automated quotation system and we do not intend to list the New Notes on any national securities exchange or automated quotation system.

Material Differences Between the Old Notes and the New Notes
      While the terms of the New Notes are substantially similar to the terms of the Old Notes, certain material differences between the Old Notes and New Notes are described in the table below. The table below is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing the Old Notes and the New Notes, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the New Notes, see “Description of New Notes.”

	Old Notes	New Notes

Accreted Principal Amount	The accreted principal amount of the Old Notes on May 6, 2005 will be $740.18 per $1,000 principal amount at maturity, and such Old Notes will continue to accrete at a rate of 1.125% per year (computed on a semiannual bond equivalent basis).	The accreted principal amount of the New Notes will be identical to that of the Old Notes.

As consideration for exchanging the Old Notes for the New Notes, holders exchanging Old Notes will receive an exchange fee of $2.50 per $1,000 principal amount at maturity of the Old Notes exchanged. The exchange fee will be payable to such holders of Old Notes on the exchange date, which will be promptly after the expiration date.

Notes Offered	$2,359,102,000 aggregate principal amount at maturity of Old Liquid Yield Option Notes due 2032.	Up to $2,359,102,000 aggregate principal amount at maturity of Zero Coupon Convertible Notes due 2032.

Conversion Rights	Holders of the Old Notes may convert their Old Notes into shares of our common stock at any time prior to the maturity date.	Holders may surrender New Notes for conversion into cash and, if applicable, shares of our common stock prior to the maturity date only if any of the following conditions is satisfied:

• during any calendar quarter, if the closing price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the preceding calender quarter is more than 100% of the accreted conversion price per share on that 30th trading day;

• if we have called the New Notes for redemption; or

• if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

	Old Notes	New Notes

The accreted conversion price per share on any day will equal (i) the initial principal amount of the New Note of $740.18 (calculated as of May 6, 2005, the assumed date of issuance of the New Notes) plus the accrued original issue discount to that day, divided by (ii) the then applicable conversion rate. See “Description of New Notes — Conversion of New Notes — General.”

Since the New Notes have threshold requirements that must be met prior to conversion, it is possible that holders of New Notes may not be able to convert their New Notes if these thresholds are not met. In addition, the New Notes are convertible into cash and shares of our common stock while the Old Notes are convertible only into shares of our common stock. It is possible that we may not have sufficient funds to make the required cash payments upon conversion of the New Notes.

Settlement upon Conversion	Upon conversion of the Old Notes, we will deliver a specified number of shares of our common stock (other than cash payments for fractional shares). The conversion price may be adjusted for certain transactions affecting our common stock.	Upon conversion, we will deliver, for each New Note, consideration (the “conversion value”) having a value equal to the product of the applicable conversion rate (8.8601, subject to adjustment) multiplied by the average of the closing price of our common stock on the Nasdaq National Market on each of the five consecutive trading days beginning on the third trading day following the conversion date of the New Notes (the “applicable stock price”). This consideration will be paid in cash (the “required cash amount”) in an amount equal to the lesser of (a) the accreted principal amount of the New Note on the conversion date or (b) the conversion value, and the remainder will be paid in shares of our common stock. The number of shares to be delivered will equal (a)(i) the conversion value minus (ii) the required cash amount, divided by (b) the applicable stock price. See “Description of New Notes — Conversion of New Notes — Conversion Rate.”

	Old Notes	New Notes

We intend to use cash from operating cash flow and/or existing cash balances and existing sources of financing to pay holders upon conversion. Based on our expected liquidity for the foreseeable future, we anticipate that we will be able to make these cash payments as required and that these payments will not have a material impact on our liquidity and capital resources.

The conversion rate will be adjusted in certain circumstances specified in the indenture, but will not be adjusted for accrued original issue discount or any contingent interest. See “Description of New Notes — Conversion of New Notes — Adjustment to Conversion Rate.”

Conversion Rate Adjustments for Cash Dividends	The conversion rate is adjusted for cash dividends to the extent that the aggregate amount of cash dividends per share of our common stock in any twelve month period (the “measurement period”) equals or exceeds 5% of the closing price of the common stock on the last trading day preceding the date of declaration by our board of directors of such cash dividend or distribution.	The conversion rate will be adjusted for any cash dividend or distribution based on the following formula:

R [1] =	R ×	M -------- M - C

where, R1 = the adjusted conversion rate; R = the conversion rate in effect immediately prior to the time of determination;
M = the average of the closing prices of our common stock for the five consecutive trading days prior to the trading day immediately preceding the time of determination; and
C = the amount in cash per share we distribute to holders of our common stock (and for which no adjustment has been made).

	Old Notes	New Notes

Notwithstanding the foregoing, in no event will the conversion rate exceed 12.4041 shares per $1,000 principal amount at maturity of New Notes, as adjusted, as a result of an adjustment pursuant to the formula above.

If we pay withholding taxes on behalf of a holder as a result of an adjustment to the conversion rate, we may, at our option, set off such payments against payments of cash and common stock on the New Notes.
Repurchase Right of Holders	Each holder of the Old Notes may require us to repurchase all or a portion of their Old Notes on March 1, 2006, 2007, 2012 and 2017 at a price equal to the issue price plus accrued original issue discount to the purchase date. We may choose to pay the purchase price in cash, common stock, or a combination of cash and shares of our common stock.	Each holder of the New Notes may require us to repurchase all or a portion of their New Notes on March 1, 2006, 2007, 2012 and 2017 at a price equal to the initial principal amount plus accrued original issue discount to the purchase date. We will pay the purchase price on any of the four specified dates solely in cash.

Contingent Interest	We will pay contingent interest to the holders of Old Notes during any six-month period from March 2 to September 1 and from September 2 to March 1, commencing March 2, 2007, if the average market price of an Old Note for the applicable five trading day period as defined herein equals 120% or more of the sum of the issue price and accrued original issue discount for such Old Notes. The amount of contingent interest payable per Old Note in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (1) cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) 0.0625% of such average market price of an Old Note for the applicable five trading day period; provided that if we do not pay regular cash dividends during a six-month period, we will pay contingent interest semiannually at a rate of 0.125% of the average market price of an Old Note for the applicable five trading day period.	We will pay contingent interest to the holders of New Notes during any six-month period from March 2 to September 1 and from September 2 to March 1, commencing March 2, 2007, if the average market price of a New Note for the applicable five trading day period as defined herein equals 120% or more of the accreted principal amount for such New Note on the day immediately preceding the relevant six- month period. The amount of contingent interest payable per New Note in respect of any six-month period will be equal to 0.125% of such average market price of a New Note for the applicable five trading day period.

SUMMARY OF NEW NOTES
      The following is a summary of some of the terms of the New Notes. For a more complete description of the terms of the New Notes, see “Description of New Notes.”

Issuer	Amgen Inc.

New Notes Offered	Up to $2,359,102,000 aggregate principal amount at maturity of New Notes due March 1, 2032. We will not pay interest on the New Notes prior to maturity unless semiannual interest or contingent interest becomes payable as described below. Each New Note will be issued at an initial principal amount of $740.18 with a principal amount at maturity of $1,000 (assuming the New Notes will be issued May 6, 2005).

Maturity of New Notes	March 1, 2032.

Yield to Maturity of New Notes	The New Notes will accrete at a rate of 1.125% per year, computed on a semiannual bond equivalent basis, excluding any contingent interest, from an initial principal amount of $740.18 to $1,000 principal amount at maturity (assuming the New Notes will be issued May 6, 2005).

Conversion Rights	Holders may surrender New Notes for conversion into cash and, if applicable, shares of our common stock prior to the maturity date only if any of the following conditions is satisfied:

• during any calendar quarter, if the closing price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 100% of the accreted conversion price per share on that 30th trading day;

• if we have called the New Notes for redemption; or

• if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

The accreted conversion price per share on any day will equal the (i) the initial principal amount of the New Note of $740.18 (assuming the New Notes will be issued May 6, 2005) plus the accrued original issue discount to that day, divided by (ii) the then applicable conversion rate. See “Description of New Notes — Conversion of New Notes — General.”

Conversion Rate	Upon conversion, we will deliver, for each New Note, consideration (the “conversion value”) having a value equal to the product of the applicable conversion rate (8.8601, subject to adjustment) multiplied by the average of the closing price of our common stock on the Nasdaq National Market on each of the five consecutive trading days beginning on the third trading day following the conversion date of the New Notes (the “applicable stock price”). This consideration will be paid in cash (the “required cash amount”) in an amount equal to the lesser of (a) the accreted principal amount of the New Note on the conversion date and (b) the conversion value, and the remainder will be paid in shares of our common stock. The number of shares to be delivered will equal (a)(i) the conversion value minus (ii) the required cash amount, divided by (b) the applicable stock price. See “Description of New Notes — Conversion of New Notes — Conversion Rate.”

The conversion rate will be adjusted in certain circumstances specified in the indenture, but will not be adjusted for accrued original issue discount or any contingent interest. See “Description of New Notes — Conversion of New Notes — Adjustment to Conversion Rate.”

Conversion Rate Adjustments for Cash Dividends	The conversion rate will be adjusted for any cash dividend or distribution based on the following formula:

R1 =	R ×	M M - C

where,

R1 = the adjusted conversion rate;

R = the conversion rate in effect immediately prior to the time of determination;

M = the average of the closing prices of our common stock for the five consecutive trading days prior to the trading day immediately preceding the time of determination; and

C = the amount in cash per share we distribute to holders of our common stock (and for which no adjustment has been made).

Notwithstanding the foregoing, in no event will the conversion rate exceed 12.4041 shares per $1,000 principal amount at maturity of New Notes, as adjusted, as a result of an adjustment pursuant to the formula above.

If we pay withholding taxes on behalf of a holder as a result of an adjustment to the conversion rate, we may, at our option, set off such payments against payments of cash and common stock on the New Notes.

Ranking	The New Notes will be our senior unsecured obligations and will rank:

• equal in right of payment to all of our other existing and future senior unsecured indebtedness, including indebtedness under our senior credit facility. As of December 31, 2004, we had approximately $2.2 billion of senior indebtedness outstanding, not including the Old Notes;

• senior in right of payment to all of our existing and future subordinated indebtedness; and

• effectively subordinated in right of payment to all of our subsidiaries’ obligations (including unsecured and secured obligations) and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

Original Issue Discount	We will offer the New Notes at an initial principal amount significantly below the principal amount at maturity of the New Notes. The original issue discount accrues daily at a rate of 1.125% per year beginning on the date of issuance of such New

Note, calculated on a semiannual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income on the New Notes, as calculated for United States federal income tax purposes, also referred to herein as tax original issue discount, is expected to exceed the accrued original issue discount. See “United States Federal Income Tax Consequences — United States Holders — Consequences of Ownership and Disposition of New Notes — Accrual of Interest.”

Contingent Interest	We will pay contingent cash interest to the holders of New Notes during any six-month period from March 2 to September 1 and from September 2 to March 1, commencing on or after March 2, 2007, if the average market price of a New Note for the applicable five trading day period equals 120% or more of the accreted principal amount for such New Note on the day immediately preceding the relevant six month period. “Applicable five trading day period” means the five trading days ending on the second trading day immediately preceding the relevant six-month period.

The amount of contingent interest payable per New Note in respect of any six-month period in which contingent interest is payable will equal 0.125% of the average market price of a New Note for the applicable five trading day period. This rate will not change in the event we vary our dividend rate or the conversion rate is adjusted.

Contingent interest, if any, will accrue and be payable to holders of New Notes as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Taxation of New Notes	Under the new indenture governing the New Notes, we and each holder agree for United States federal income tax purposes to treat the New Notes as indebtedness subject to the Treasury Regulations governing contingent payment debt instruments. Holders of debt instruments subject to the Treasury Regulations governing contingent payment debt instruments are required to accrue interest at the “comparable yield”, which we determined to be 4.47%, compounded semi-annually, for the Old Notes. Assuming that the exchange of the Old Notes for New Notes does not constitute a significant modification of the terms of the Old Notes, and the New Notes accordingly will be treated as a continuation of the Old Notes for United States federal income tax purposes, holders will continue to accrue interest on the New Notes at a rate of 4.47%, compounded semi-annually (subject to certain adjustments). As a result, a United States holder (as defined herein) may recognize taxable income in each year significantly in excess of 1.125%. Additionally, a United States holder generally will be required to recognize any gain realized on a sale, taxable exchange, conversion, redemption or repurchase of the New Notes as ordinary income, rather than capital gain. In computing such gain, the amount realized by a United States holder will include, in the case of a conversion, the amount of cash and fair market value of any shares of common stock received. The application of the contingent payment debt rules is uncertain, and no ruling will be obtained from the Internal Revenue Service concerning the application of these rules to the New Notes. You should consult your tax advisor concerning the tax consequences of owning the notes. For more information, see “United States Federal Income Tax Consequences.”

Sinking Fund	None.

Redemption of New Notes at the Option of Amgen Inc.	We may redeem all or a portion of the New Notes for cash at any time on or after March 1, 2007, at the redemption prices set forth in this prospectus. See “Description of New Notes — Redemption of New Notes at the Option of Amgen Inc.”

Purchase of New Notes by Amgen Inc. at the Option of the Holder	Holders may require us to purchase all or a portion of their New Notes:

• on March 1, 2006 at a price of $747.01 per New Note;

• on March 1, 2007 at a price of $755.44 per New Note;

• on March 1, 2012 at a price of $799.02 per New Note; and

• on March 1, 2017 at a price of $845.12 per New Note.

In each case, such price includes accrued original issue discount to the purchase date. We will pay cash for all New Notes so purchased. We may, in our sole discretion, provide the holders with additional rights to require us to purchase the New Notes on additional purchase dates. See “Description of New Notes — Purchase of New Notes by Amgen Inc. at the Option of the Holder.”

Change in Control	Upon a change in control (as defined in the indenture) of Amgen Inc. occurring on or before March 1, 2007, each holder may require us to purchase all or a portion of such holder’s New Notes for cash at a price equal to the accreted principal amount on the purchase date. See “Description of New Notes — Change in Control Permits Purchase of New Notes by Amgen Inc. at the Option of the Holder.”

Optional Conversion to Semiannual Coupon Notes Upon Tax Event	From and after (i) the date of the occurrence of a Tax Event or (ii) the date the Company exercises the option described in this paragraph, whichever is later (the later of such dates, the “option exercise date”), at our option, interest in lieu of future original issue discount shall accrue on each New Note from the option exercise date at 1.125% per year on a restated principal amount equal to the accreted principal amount on the option exercise date and shall be payable semiannually on each interest payment date to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, the option exercise date. In such event, the redemption price, purchase price and change in control purchase price shall be adjusted, and no future contingent interest will be paid on the New Notes. There will be no changes in the holder’s conversion rights. See “Description of New Notes — Optional Conversion to Semiannual Coupon Note Upon Tax Event.”

Trading Symbol of Our Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol “AMGN.”

Trading	The New Notes are a new issue of securities. There is no active public trading market for the New Notes. We do not intend to list the New Notes on any national securities exchange or automated quotation system.

RISK FACTORS
      Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging Old Notes for New Notes. The occurrence of any one or more of the following could materially adversely affect your investment or our business and operating results.
Risks Related to the New Notes

An active trading market for the New Notes may not develop.
      The New Notes are a new issue of securities. There is no active public trading market for the New Notes. We do not intend to list the New Notes on any national securities exchange or automated quotation system. Also, the liquidity of the trading market for the New Notes will depend in part on the level of participation of the holders of Old Notes in the exchange offer. The greater the participation in the exchange offer, the greater the potential liquidity of the trading market for the New Notes and the lesser the liquidity of any trading market for the Old Notes not tendered in the exchange offer. As a result, a market for the New Notes may not develop and, if one does develop, it may not be maintained. Future trading prices of the New Notes will depend on many factors including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. If an active market for the New Notes fails to develop or be sustained, the trading price and liquidity of the New Notes could be materially adversely affected.

We may not be able to raise the funds necessary to finance a change in control purchase, a purchase at the option of the holder or the cash portion of the conversion on payment.
      On March 1, 2006, March 1, 2007, March 1, 2012, March 1, 2017, and upon the occurrence of specific kinds of change in control events, holders of New Notes may require us to purchase their New Notes. In addition, we will be required to pay a portion of the amount due to holders on conversion in cash. However, it is possible that we would not have sufficient funds at that time to make the required purchase of New Notes or cash payment. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. (See “Description of New Notes — Purchase of New Notes by Amgen Inc. at the Option of the Holder” and “— Change in Control Permits Purchase of New Notes by Amgen Inc. at the Option of the Holder.”)

The conditional conversion feature of the New Notes could result in you not being able to receive the value of the shares into which a New Notes is convertible.
      The New Notes are convertible into cash and, if applicable, shares of our common stock only if specified conditions are met, such as if the closing price of our common stock for at least 20 consecutive trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs is more than 100% of the accreted conversion price per share on that 30th trading day. If the specified conditions for conversion are not met, you will not be able to convert your New Notes, and you may not be able to receive the value of the cash and, if applicable, shares into which the New Notes would otherwise be convertible.

The change in control purchase feature of the New Notes may delay or prevent an otherwise beneficial takeover attempt of our company.
      The terms of the New Notes require us to purchase the New Notes for cash in the event of specific kinds of change in control events. A takeover of our company would trigger the requirement that we purchase the New Notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

The New Notes are structurally subordinated. This may affect your ability to receive payments on the New Notes.
      The New Notes are obligations exclusively of Amgen Inc. We currently conduct a significant portion of our operations through our subsidiaries which have significant liabilities. As of December 31, 2004, our subsidiaries had no material indebtedness for borrowed money to third parties outstanding. In addition, we may, and in some cases we have plans to, conduct additional operations through our subsidiaries in the future and, accordingly, our subsidiaries’ liabilities will increase. Our cash flow and our ability to service our debt, including the New Notes, therefore partially depends upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us.
      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the New Notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.
      Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the New Notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. The New Notes do not restrict the ability of our subsidiaries to incur additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

The trading prices for the New Notes will be directly affected by the trading prices for our common stock, which are impossible to predict.
      The price of our common stock could be affected by possible sales of our common stock by investors who view the New Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. This hedging or arbitrage could, in turn, affect the trading prices of the New Notes.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.
      The conversion rate of the New Notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for United States federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the New Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal withholding taxes (including backup withholding taxes or withholding taxes for payments to foreign persons). If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the New Notes. See the discussions under the headings “United States Federal Income Tax Consequences — United States Holders — Consequences of Ownership and Disposition of New Notes — Constructive Dividends” and “United States Federal Income Tax Consequences — Non-United States Holders — Consequences of Ownership and Disposition of New Notes” for more details.
Risks Related to the Exchange Offer

If you do not exchange your Old Notes, the Old Notes you retain may become less liquid as a result of the exchange offer.
      If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any

Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained and we cannot assure you as to the prices at which the Old Notes may be traded.

The U.S. federal income tax consequences of the exchange offer are not entirely clear, and it is possible that the exchange of an Old Note for a New Note would be treated as an exchange for U.S. federal income tax purposes, possibly resulting in the recognition of gain or loss.
      We intend to take the position that the exchange of Old Notes for New Notes does not constitute a significant modification of the Old Notes for U.S. federal income tax purposes, and that the New Notes will be treated as a continuation of the Old Notes. Consistent with this position, there will be no U.S. federal income tax consequences to a holder who exchanges Old Notes for New Notes pursuant to the exchange offer, except that holders will have to recognize the receipt of the exchange fee as ordinary income. That position, however, is uncertain and could be challenged by the IRS. If, contrary to our position, the exchange of Old Notes for the New Notes constitutes a significant modification of the Old Notes, the exchange of an Old Note for a New Note would be treated as an exchange for U.S. federal income tax purposes, possibly resulting in the recognition of gain or loss. In addition, in this case, the New Notes would be treated as newly issued securities and the tax rules applicable to the New Notes may materially differ from the tax rules applicable to the Old Notes. Among other things, the holders may be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Notes.
Risks Related to Our Business

Our sales depend on payment and reimbursement from third-party payers, and, to the extent that reimbursement for our products is reduced, this could negatively impact the utilization of our products.
      In both domestic and foreign markets, sales of our products are dependent, in part, on the availability of reimbursement from third-party payers such as state and federal governments, under programs such as Medicare and Medicaid in the United States, and private insurance plans. In certain foreign markets, the pricing and profitability of our products generally are subject to government controls. In the United States, there have been, there are, and we expect there will continue to be, a number of state and federal laws and/or regulations, or in some cases draft legislation or regulations that could limit the amount that state or federal governments will pay to reimburse the cost of pharmaceutical and biologic products. For example, the Medicare Prescription Drug, Improvement and Modernization Act (or the Medicare Modernization Act (MMA)) was enacted into law in December 2003. In addition, we believe that private insurers, such as managed care organizations, may adopt their own reimbursement reductions in response to legislation or regulations, including, without limitation, the MMA. However, we believe that private payers ability to fully implement reimbursement mechanisms in alignment with government legislation or regulations is limited. For example, we are aware of a few private payers who have adopted an average sales price methodology similar in structure to that of the MMA. However, the reimbursement rates based on such methodology are substantially greater than those under the current MMA reimbursement rates. We expect that, beginning in 2005, reimbursement changes resulting from the MMA are likely, to a degree, to negatively affect product sales of some of our marketed products. The main components of the MMA that affect our currently marketed products are as follows:

•	Through 2004 the Average Wholesale Price (“AWP”) mechanism was the basis of Medicare Part B payment for covered outpatient drugs and biologics. Effective January 1, 2005, in the physician clinic market segment, Aranesp®, Neulasta® and NEUPOGEN® will be reimbursed under a new Medicare Part B system that reimburses each product at 106% of its “average sales price” (ASP) (sometimes referred to as “ASP + 6%”). On November 3, 2004, The Centers for Medicare and Medicaid Services (CMS) released final rules for revisions to payment policies under the physician fee schedule for 2005. CMS then calculated each of Amgen’s product’s ASPs based on data submissions from us. ASPs will remain in effect for one quarter and will be updated quarterly thereafter. The 2005 reimbursement rates for Aranesp®, Neulasta®, and NEUPOGEN® (calculated at 106% of the ASPs and initially based on third quarter 2004 company data), are lower than our 2004 reimbursement rates as the ASP methodology incorporates sales incentives offered to healthcare providers. Per the MMA, effective January 1, 2006, physicians in this market segment will have the choice under the “competitive acquisition program” (CAP) between purchasing and billing for drugs under the ASP + 6% system or obtaining drugs from vendors selected by CMS via a competitive bidding process.

•	The Medicare hospital outpatient prospective payment system (OPPS), which determines payment rates for specified covered outpatient drugs and biologics in the hospital outpatient setting, will continue to utilize AWP as the basis for reimbursement in 2005. On November 3, 2004, CMS issued a final rule for the reimbursement of Aranesp® in 2005. Under this final rule, as in 2003 and 2004, CMS continued the application of an equitable adjustment such that the Aranesp® reimbursement rate for 2005 is based on the AWP of PROCRIT®. For 2005 the reimbursement rate for Aranesp® is 83% of the AWP for PROCRIT®, down from 88% of the AWP for PROCRIT® in 2004, with a dose conversion ratio of 330 U PROCRIT® to 1 mcg Aranesp®, the same ratio as 2004. Effective January 1, 2006, the OPPS system will change from an AWP based reimbursement system to a system based on “average acquisition cost”. This change will affect Aranesp®, Neulasta® and NEUPOGEN® when administered in the hospital outpatient setting. Although we do not know how CMS will define the OPPS average acquisition cost, it is possible that CMS could link acquisition cost to ASP, which could lower the reimbursement rate.

•	Pursuant to final rules issued by CMS on November 3, 2004, Medicare reimbursement for EPOGEN® used in the dialysis setting for calendar year 2005 has been changed from the previous rate of $10 per 1,000 Units to $9.76 per 1,000 Units, a rate based upon an average acquisition cost for 2003 determined by the Office of the Inspector General (OIG) and adjusted for price inflation based on the Producer Price Index for pharmaceutical products. Pursuant to the CMS final rules, the difference between the 2004 reimbursement rates for all drugs separately billed outside the dialysis composite rate (including EPOGEN®) and the 2005 reimbursement rates for such drugs will be added to the composite rate that dialysis providers receive for dialysis treatment. Again in 2006, the EPOGEN® rate may change, as the MMA provided for discretion in either continuing to pay for these separately reimbursed dialysis drugs at acquisition cost, or switching to an ASP based system. The payment rate for dialysis drugs not studied by the OIG, including Aranesp®, will be ASP+6%.

      We believe these changes driven by the MMA are lowering the 2005 reimbursement rate for all areas in which CMS provides reimbursement for EPOGEN®, Aranesp®, Neulasta® and NEUPOGEN®. However, because we cannot predict the impact of any such changes on how, or under what circumstances, healthcare providers will prescribe or administer our products, as of the date of this prospectus, we cannot predict the full impact of the MMA on our business; however, it is likely to be, to a degree, negative.
      In addition, on July 8, 2004, CMS released a proposed revision to the Hematocrit Measurement Audit Program Memorandum (HMA-PM), a Medicare payment review mechanism used by CMS to audit EPOGEN® utilization and appropriate hematocrit outcomes of dialysis patients. As of the date of this prospectus, the comment period for the proposed revision has expired and no final program memorandum has been issued. The proposed policy would not permit reimbursement for EPOGEN® in the following circumstances without medical justification: EPOGEN® doses greater than 40,000 Units per month in a patient with a hemoglobin greater than 13 grams per deciliter or doses greater than 20,000 Units per month in a patient with hemoglobin greater than 14 grams per deciliter. If the proposed revision, which has not yet been finalized, is adopted as the final form, it could result in a reduction in utilization of EPOGEN®. Although the proposed revision was scheduled to go into effect as early as January 1, 2005, it is unclear as to when it may be implemented. Amgen and the dialysis community have provided public comment based on data analysis suggesting that revision to the proposed policy is unwarranted. Given the importance of EPOGEN® utilization for maintaining the quality of care for dialysis patients, the precise impact of such a change on provider utilization remains unclear.

      If, and when, reimbursement rates or availability for our marketed products changes adversely or if we fail to obtain adequate reimbursement for our current or future products, health care providers may limit how much or under what circumstances they will prescribe or administer them, which could reduce the use of our products or cause us to reduce the price of our products. This could result in lower product sales or revenues, which could have a material adverse effect on us and our results of operations. For example, in the United States the use of EPOGEN® in connection with treatment for end-stage renal disease is funded primarily by the U.S. federal government. In early 1997, CMS, formerly known as Healthcare Financing Administration (HCFA), instituted a reimbursement change for EPOGEN®, which materially and adversely affected our EPOGEN® sales until the policies were revised. Also, we believe the increasing emphasis on cost-containment initiatives in the United States has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales. Further, when a new therapeutic product is approved, the governmental and/or private coverage and reimbursement for that product is uncertain. We cannot predict the availability or amount of reimbursement for our approved products or product candidates, including those at a late stage of development, and current reimbursement policies for marketed products may change at any time. Sales of all our products are and will be affected by government and private payer reimbursement policies. Reduction in reimbursement for our products could have a material adverse effect on our results of operations.

Our current products and products in development cannot be sold if we do not maintain regulatory approval.
      We and certain of our licensors and partners conduct research, preclinical testing, and clinical trials for our product candidates. In addition, we manufacture and contract manufacture and certain of our licensors and partners manufacture our product candidates. We also manufacture and contract manufacture, price, sell, distribute, and market or co-market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the United States, such as the FDA and CMS, as well as in foreign countries, including Europe. Currently, we are required in the United States and in foreign countries to obtain approval from those countries’ regulatory authorities before we can manufacture (or have our third-party manufacturers produce product), market and sell our products in those countries. In our experience, obtaining regulatory approval is costly and takes many years, and after it is obtained, it remains costly to maintain. The FDA and other U.S. and foreign regulatory agencies have substantial authority to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval, require changes in labeling of our products, and mandate product withdrawals. Substantially all of our marketed products are currently approved in the United States and most are approved in Europe and in other foreign countries for specific uses. However, later discovery of unknown problems with our products could result in restrictions on the sale or use of such products, including potential withdrawal of the product from the market. If new medical data suggests an unacceptable safety risk or previously unidentified side-affects, we may voluntarily withdraw, or regulatory authorities may mandate the withdrawal of such product from the market for some period or permanently. We currently manufacture and market all our approved principal products, and we plan to manufacture and market many of our potential products. (See “— We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market.”) Even though we have obtained regulatory approval for our marketed products, these products and our manufacturing processes are subject to continued review by the FDA and other regulatory authorities. In addition, ENBREL® is manufactured both by us at our Rhode Island manufacturing facility and by third-party contract manufacturers, Boehringer Ingelheim Pharma KG (“BI Pharma”) and Genentech, Inc. (“Genentech”). Fill and finish of bulk product produced both at our Rhode Island manufacturing facility and at Genentech is done by us and third-party service providers. BI Pharma, Genentech, and these third-party service providers are also subject to FDA regulatory authority. (See “— Limits on supply for ENBREL® may constrain ENBREL® sales.”) In addition, later discovery of unknown problems with our products or manufacturing processes or those of our contract manufacturers or third-party service providers could result in restrictions on the sale, manufacture, or use of such products, including potential withdrawal of the products from the market. If regulatory authorities determine that we or our contract manufacturers or third-party service providers have violated regulations or if they restrict, suspend, or revoke our prior approvals, they could prohibit us from manufacturing or selling our marketed products until we or our contract manufacturers or third-party service providers comply, or indefinitely. In addition, if regulatory authorities determine that we or our licenser or partner conducting research and development activities on our behalf have not complied with regulations in the research and development of a product candidate, then they may not approve the product candidate and we will not be able to market and sell it. If we were unable to market and sell our products or product candidates, our business and results of operations would be materially and adversely affected.

If our intellectual property positions are challenged, invalidated, circumvented or expire, or if we fail to prevail in present and future intellectual property litigation, our business could be adversely affected.
      The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific, and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate, or circumvent our patents and patent applications relating to our products, product candidates, and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents. For certain of our product candidates, there are third parties who have patents or pending patents that they may claim prevent us from commercializing these product candidates in certain territories. Patent disputes are frequent, costly, and can preclude or delay commercialization of products. We are currently, and in the future may be, involved in patent litigation. For example, we are involved in an ongoing patent infringement lawsuit against Transkaryotic Therapies, Inc. (“TKT”) and Aventis with respect to our erythropoietin patents. If we lose or settle this or other litigations at certain stages or entirely, we could be: subject to competition and/or significant liabilities; required to enter into third-party licenses for the infringed product or technology; or required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us, or at all.
      Our success depends in part on our ability to obtain and defend patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. We have filed applications for a number of patents and have been granted patents or obtained rights relating to erythropoietin, natural and recombinant G-CSF, darbepoetin alfa, pegfilgrastim, etanercept, and our other products and potential products. We market our erythropoietin, recombinant G-CSF, darbepoetin alfa, pegfilgrastim, and etanercept products as EPOGEN®, NEUPOGEN®, Aranesp®, Neulasta®, and ENBREL®, respectively. For additional information on our material patents see “Patents and Trademarks” in “Item 1. Business.”
      We also have been granted or obtained rights to patents in Europe relating to: erythropoietin; G-CSF; pegfilgrastim (pegylated G-CSF); etanercept; two relating to darbepoetin alfa; and hyperglycosylated erythropoietic proteins. Our European patent relating to erythropoietin expired on December 12, 2004 and our European patent relating to G-CSF expires on August 22, 2006. We believe that after the expiration of each of these patents, other companies could receive approval for and market follow-on or biosimilar products to each of these products in Europe; presenting additional competition to our products. (See “Our marketed products face substantial competition and other companies may discover, develop, acquire or commercialize products before or more successfully than we do.”) While we do not market erythropoietin in Europe as this right belongs to Johnson & Johnson (through KA), we do market Aranesp® in the EU, which competes with Johnson & Johnson’s and others’ erythropoietin products. We believe that the EU is currently in the process of developing regulatory requirements related to the development and approval of new competitive products. Until such requirements are finalized, we cannot predict when follow-on or biosimilar products could appear on the market in the EU or to what extent such additional competition would impact future Aranesp® and NEUPOGEN®/ Neulasta®sales in the EU. However, based on the process and timing outlined by the EMEA, we believe product specific guidelines are not likely to be finalized until 2006.

Limits on supply for ENBREL® may constrain ENBREL® sales.
      U.S. and Canadian supply of ENBREL® is impacted by many manufacturing variables, such as the timing and actual number of production runs, production success rate, bulk drug yield, and the timing and outcome of product quality testing. For example, in the second quarter of 2002, the prior co-marketer with respect to ENBREL®, experienced a brief period where no ENBREL® was available to fill patient prescriptions, primarily due to variation in the expected production yield from BI Pharma. If we are at any time unable to provide an uninterrupted supply of ENBREL® to patients, we may lose patients, physicians may elect to prescribe competing therapeutics instead of ENBREL®, and ENBREL® sales will be adversely affected, which could materially and adversely affect our results of operations. (See “— We are dependent on third parties for a significant portion of our supply and the fill and finish of ENBREL®; and our sources of supply are limited.”)

We are dependent on third parties for a significant portion of our supply and the fill and finish of ENBREL®; and our sources of supply are limited.
      We currently produce a substantial portion of annual ENBREL®supply at our Rhode Island manufacturing facility. However, we also depend on third parties for a significant portion of our ENBREL® supply as well as for the fill and finish of ENBREL® that we manufacture. BI Pharma is our primary third-party manufacturer of ENBREL® bulk drug; accordingly, our U.S. and Canadian supply of ENBREL® is currently significantly dependent on BI Pharma’s production schedule for ENBREL®. We would be unable to produce ENBREL® in sufficient quantities to substantially offset shortages in BI Pharma’s scheduled production if BI Pharma or other third-party manufacturers used for the fill and finish of ENBREL® bulk drug were to cease or interrupt production or services or otherwise fail to supply materials, products, or services to us for any reason, including due to labor shortages or disputes, due to regulatory requirements or action, or due to contamination of product lots or product recalls. This in turn could materially reduce our ability to satisfy demand for ENBREL®, which could materially and adversely affect our operating results. Factors that will affect our actual supply of ENBREL® at any time include, without limitation, the following:

•	BI Pharma does not produce ENBREL® continuously; rather, it produces the bulk drug substance through a series of periodic campaigns throughout the year. Our Rhode Island manufacturing facility is currently dedicated to ENBREL® production. The amount of commercial inventory available to us at any time depends on a variety of factors, including the timing and actual number of BI Pharma’s production runs, the actual number of runs at our Rhode Island manufacturing facility, and, for either the Rhode Island or BI Pharma facilities, the level of production yields and success rates, the timing and outcome of product quality testing, and the amount of filling and packaging capacity.

•	BI Pharma schedules the vialing production runs for ENBREL® in advance, based on the expected timing and yield of bulk drug production runs. Therefore, if BI Pharma realizes production yields beyond expected levels, or provides additional manufacturing capacity for ENBREL®, it may not have sufficient vialing capacity for all of the ENBREL® bulk drug that it produces. As a result, even if we are able to increase our supply of ENBREL® bulk drug, BI Pharma may not be able to fill and finish the extra bulk drug in time to prevent any supply interruptions.
      We are dependent on third parties for some fill and finish and packaging of ENBREL® bulk drug substance manufactured at our Rhode Island facility. If third-party fill and finish and packaging manufacturers are unable to provide sufficient capacity or otherwise unable to provide services to us, then supply of ENBREL® could be adversely affected.
      Our current plan to increase U.S. and Canadian supply of ENBREL® includes completion of an additional large-scale cell culture commercial manufacturing facility adjacent to the current Rhode Island manufacturing facility. We expect to submit this facility for FDA approval in 2005. Additionally, we have entered into a manufacturing agreement with Genentech to produce ENBREL® at Genentech’s manufacturing facility in South San Francisco, California and the FDA approved this facility for ENBREL® production in October 2004. Under the terms of the agreement, Genentech is expected to produce ENBREL® through 2005, with an extension through 2006 by mutual agreement. ENBREL® bulk drug substance produced at the Genentech facility will be produced in campaigns similar to those conducted at BI Pharma. Consequently, supply from the Genentech facility is expected to also be dependent on the timing and number of production runs in addition to the other manufacturing, filling, and packaging risk discussed above. In addition, Wyeth is constructing a new manufacturing facility in Ireland, which is expected to increase the U.S. and Canadian supply of ENBREL®. If the additional ENBREL® manufacturing capacity at the Rhode Island site, or in Ireland are not completed on time, or if these manufacturing facilities do not receive FDA or the European Agency for the Evaluation of Medical Products (EMEA) approval before we encounter supply constraints, our ENBREL® sales would be restricted, which could have a material adverse effect on our results of operations. (See “— Limits on supply for ENBREL® may constrain ENBREL® sales.”) If these third-party manufacturing facilities are completed and approved by the various regulatory authorities, our costs of acquiring bulk drug may fluctuate.

We formulate, fill and finish substantially all our products at our Puerto Rico manufacturing facility; if significant natural disasters or production failures occur at this facility, we may not be able to supply these products.
      We currently perform all of the formulation, fill and finish for EPOGEN®, Aranesp®, NEUPOGEN® and Neulasta® and some formulation, fill and finish operations for ENBREL® at our manufacturing facility in Juncos, Puerto Rico. Our global supply of these products is dependent on the uninterrupted and efficient operation of this facility. Power failures, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters, including hurricanes, or failures to comply with regulatory requirements, including those of the FDA, among others, could adversely affect our formulation, fill and finish operations. As a result, we may be unable to supply these products, which could adversely and materially affect our product sales. Although we have obtained limited insurance to protect against business interruption loss, there can be no assurance that such coverage will be adequate or that such coverage will continue to remain available on acceptable terms, if at all. The extent of the coverage of our insurance could limit our ability to mitigate for lost sales and could result in such losses materially and adversely affecting our operating results.

Our marketed products face substantial competition and other companies may discover, develop, acquire or commercialize products before or more successfully than we do.
      We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. For example, ENBREL® competes in certain circumstances with rheumatoid arthritis products marketed by Biogen IDEC Inc., Centocor, Inc., Johnson & Johnson, Abbott, Genentech, Pfizer, Novartis, and Sanofi-Aventis, as well as the generic drug methotrexate, and may face competition from other potential therapies being developed. Additionally, Aranesp® competes with Johnson & Johnson in the United States and the EU. Further, if our currently marketed products are approved for new uses, or if we sell new products, we may face new, additional competition that we do not face today. Additionally, some of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products, and off-label use of drugs approved for other indications. Our European patent relating to erythropoietin expired on December 12, 2004 and our European patent relating to G-CSF expires on August 22, 2006. We believe that after the expiration of each of these patents, other companies could receive approval for and market follow-on or biosimilar products to each of these products in Europe; presenting additional competition to our products. While we do not market erythropoietin in Europe as this right belongs to Johnson & Johnson (through KA), we do market Aranesp® in the EU, which competes with Johnson & Johnson’s and others’ erythropoietin products. We believe that the EU is currently in the process of developing regulatory requirements related to the development and approval of follow-on or biosimilar products. Until such requirements are finalized, we cannot predict when follow-on or biosimilar products could appear on the market in the EU or to what extent such additional competition would impact future Aranesp® and NEUPOGEN®/ Neulasta® sales in the EU. However, based on the process and timing outlined by the EMEA, we believe product specific guidelines are not likely to be finalized until 2006. Our products may compete against products that have lower prices, superior performance, are easier to administer, or that are otherwise competitive with our products. Our inability to compete effectively could adversely affect product sales.
      Large pharmaceutical corporations may have greater clinical, research, regulatory, manufacturing, marketing, financial experience and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop, and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. Business combinations among our competitors may also increase competition and the resources available to our competitors.

Certain of our raw materials, medical devices and components are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.
      Certain raw materials necessary for commercial manufacturing and formulation of our products are provided by single-source unaffiliated third-party suppliers. Also, certain medical devices and components necessary for fill, finish, and packaging of our products are provided by single-source unaffiliated third-party suppliers. Certain of these raw materials, medical devices, and components are the proprietary products of these unaffiliated third-party suppliers and, in some cases, such proprietary products are specifically cited in our drug application with the FDA so that they must be obtained from that specific sole source and could not be obtained from another supplier unless and until the FDA approved that other supplier. We would be unable to obtain these raw materials, medical devices, or components for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, or due to labor shortages or disputes. This, in turn, could materially and adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.
      Also, certain of the raw materials required in the commercial manufacturing and the formulation of our products are derived from biological sources, including mammalian tissues, bovine serum and human serum albumin, or HSA. We are investigating alternatives to certain biological sources. Raw materials may be subject to contamination and/or recall. Also, some countries in which we market our products may restrict the use of certain biologically derived substances in the manufacture of drugs. A material shortage, contamination, recall, and/or restriction of the use of certain biologically derived substances in the manufacture of our products could adversely impact or disrupt our commercial manufacturing of our products or could result in a mandated withdrawal of our products from the market.
      This too, in turn, could adversely affect our ability to satisfy demand for our products, which could materially and adversely affect our operating results.

Our product development efforts may not result in commercial products.
      We intend to continue an aggressive research and development program. Successful product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects in humans or animals;

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use;

•	the product candidate was not economical for us to manufacture and commercialize;

•	other companies or people have or may have proprietary rights to our product candidate, such as patent rights, and will not let us sell it on reasonable terms, or at all;

•	the product candidate is not cost effective in light of existing therapeutics; or

•	certain of our licensors or partners may fail to effectively conduct clinical development or clinical manufacturing activities.
      Several of our product candidates have failed or been discontinued at various stages in the product development process, including, but not limited to, Brain Derived Neurotrophic Factor (“BDNF”), Megakaryocyte Growth and Development Factor (“MGDF”), and Glial Cell Lined-Derived Neurotrophic Factor (“GDNF”). For example, in 1997, we announced the failure of BDNF for the treatment of amyotrophic lateral sclerosis, or Lou Gehrig’s Disease, because the product candidate, when administered by injection, did not produce acceptable clinical results for a specific use after a phase 3 trial, even though BDNF had progressed successfully through preclinical and earlier clinical trials. In addition, in 1998, we discontinued development of MGDF, a novel platelet growth factor, at the phase 3 trial stage after several people in platelet donation trials developed low platelet counts and neutralizing antibodies. Also, in June 2004, we announced that the phase 2 study of GDNF for the treatment of advanced Parkinson’s disease did not meet the primary study endpoint upon completion of six months of the double-blind treatment phase of the study even though a small phase 1 pilot investigator initiated open label study over a three year period appeared to result in improvements for advanced Parkinson’s disease patients. Subsequently, in the fall of 2004 we discontinued clinical development of GDNF in patients with advanced Parkinson’s disease after several patients in the phase 2 study developed neutralizing antibodies and new preclinical data showed that GDNF caused irreversible damage to the area of the brain critical to movement control and coordination. On February 11, 2005, we confirmed our previous decision to halt clinical trials and, as a part of that decision and based on thorough scientific review, we also concluded that we will not provide GDNF to the 48 patients who participated in clinical trials that were terminated in the fall of 2004. Of course, there may be other factors that prevent us from marketing a product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians, and others, which may delay, limit, or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing has in the past varied by product and by the intended use of a product. We expect that this will likely be the case with future product candidates and we cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval. (See “— Our current products and products in development cannot be sold if we do not maintain regulatory approval.”)

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market.
      If we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.
      After any of our products are approved for commercial use, we or regulatory bodies could decide that changes to our product labeling are required. Label changes may be necessary for a number of reasons, including: the identification of actual or theoretical safety or efficacy concerns by regulatory agencies or the discovery of significant problems with a similar product that implicates an entire class of products. Any significant concerns raised about the safety or efficacy of our products could also result in the need to reformulate those products, to conduct additional clinical trials, to make changes to our manufacturing processes, or to seek re-approval of our manufacturing facilities. Significant concerns about the safety and effectiveness of a product could ultimately lead to the revocation of its marketing approval. The revision of product labeling or the regulatory actions described above could be required even if there is no clearly established connection between the product and the safety or efficacy concerns that have been raised. The revision of product labeling or the regulatory actions described above could have a material adverse effect on sales of the affected products and on our business and results of operations. (See “— Our current products and products in development cannot be sold if we do not maintain regulatory approval.”)

Our business may be impacted by government investigations or litigation.
      We and certain of our subsidiaries are involved in legal proceedings relating to various patent matters, government investigations, and other legal proceedings that arise from time to time in the ordinary course of our business. Matters required to be disclosed by us are set forth in “Item 3. Legal Proceedings” in our Form 10-K for the year ended December 31, 2004, which is incorporated by reference herein. Litigation is inherently unpredictable, and excessive verdicts can occur. Consequently, it is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages that could have a material adverse effect on our results of operations in the period in which such amounts are incurred.
      The Federal government, state governments and private payers are investigating, and many have filed actions against, numerous pharmaceutical and biotechnology companies, including Amgen and Immunex, alleging that the reporting of prices for pharmaceutical products has resulted in false and overstated Average Wholesale Price (“AWP”), which in turn is alleged to have improperly inflated the reimbursement paid by Medicare beneficiaries, insurers, state Medicaid programs, medical plans and other payers to health care providers who prescribed and administered those products. As of the date of this prospectus, a number of these actions have been brought against us and/or Immunex, now a wholly owned subsidiary of ours. Additionally, a number of states have pending investigations regarding our Medicaid drug pricing practices and the U.S. Departments of Justice and Health and Human Services have requested that Immunex produce documents relating to pricing issues. Further, certain state government entity plaintiffs in some of these AWP cases are also alleging that companies, including ours, are not reporting their “best price” to the states under the Medicaid program. These cases and investigations are described in “Item 3. Legal Proceedings — Average Wholesale Price Litigation” in our Form 10-K for the year ended December 31, 2004, which is incorporated by reference herein. Other states and agencies could initiate investigations of our pricing practices. A decision adverse to our interests on these actions and/or investigations could result in substantial economic damages and could have a material adverse effect on our results of operations in the period in which such amounts are incurred.

We may be required to defend lawsuits or pay damages for product liability claims.
      Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Product liability claims, regardless of their merits, could be costly and divert management’s attention, and adversely affect our reputation and the demand for our products. Amgen and Immunex have been named as defendants in product liability actions for certain company products.

Our operating results may fluctuate, and this fluctuation could cause financial results to be below expectations.
      Our operating results may fluctuate from period to period for a number of reasons. In budgeting our operating expenses for the foreseeable future, we assume that revenues will continue to grow; however, some of our operating expenses are fixed in the short term. Because of this, even a relatively small revenue shortfall may cause a period’s results to be below our expectations or projections. A revenue shortfall could arise from any number of factors, some of which we cannot control. For example, we may face:

•	changes in the government’s or private payers’ reimbursement policies for our products;

•	inability to maintain regulatory approval of marketed products;

•	changes in our product pricing strategies;

•	lower than expected demand for our products;

•	inability to provide adequate supply of our products;

•	changes in wholesaler buying patterns;

•	increased competition from new or existing products; or

•	fluctuations in foreign currency exchange rates.
      Of course, there may be other factors that affect our revenues in any given period. Similarly if investors or the investment community are uncertain about our financial performance for a given period, our stock price could also be adversely impacted.

We have grown rapidly, and if we fail to adequately manage that growth our business could be adversely impacted.
      We have had an aggressive growth plan that has included substantial and increasing investments in research and development, sales and marketing, and facilities. We plan to continue to grow and our plan has a number of risks, some of which we cannot control. For example:

•	we need to generate higher revenues to cover a higher level of operating expenses, and our ability to do so may depend on factors that we do not control;

•	we will need to assimilate new staff members;

•	we will need to manage complexities associated with a larger and faster growing organization;

•	we will need to accurately anticipate demand for the products we manufacture and maintain adequate manufacturing capacity, and our ability to do so may depend on factors that we do not control; and

•	we will need to start up and operate a number of new manufacturing facilities, which may result in temporary inefficiencies and higher cost of goods.
      Of course, there may be other risks and we cannot guarantee that we will be able to successfully manage these or other risks.

Our stock price is volatile, which could adversely affect your investment.
      Our stock price, like that of other biotechnology companies, is highly volatile. For example, in the fifty-two weeks prior to December 31, 2004, the trading price of our common stock has ranged from a high of $66.88 per share to a low of $52.00 per share. Our stock price may be affected by a number of factors, such as:

•	changes in reimbursement policies or medical practices;

•	adverse developments regarding the safety or efficacy of our products;

•	clinical trial results;

•	actual or anticipated product supply constraints;

•	product development announcements by us or our competitors;

•	regulatory matters;

•	announcements in the scientific and research community;

•	intellectual property and legal matters; and

•	broader economic, industry and market trends unrelated to our performance.
      In addition, if our revenues, earnings or other financial results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.
      The development, manufacturing, distribution, pricing, sales, marketing, and reimbursement of our products, together with our general operations, is subject to extensive federal and state regulation. (See “— Our current products and products in development cannot be sold if we do not maintain regulatory approval.” and “— We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market.”) While we have developed and instituted a corporate compliance program based on current best practices, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable federal and state regulations and/or laws. If we fail to comply with any of these regulations and/or laws a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines, exclusion from government healthcare programs, or other sanctions or litigation.

Our marketing of ENBREL® will be dependent in part upon Wyeth.
      Under a co-promotion agreement, we and Wyeth market and sell ENBREL® in the United States and Canada. A management committee comprised of an equal number of representatives from us and Wyeth is responsible for overseeing the marketing and sales of ENBREL®: including strategic planning, the approval of an annual marketing plan, product pricing, and the establishment of a brand team. The brand team, with equal representation from us and Wyeth, will prepare and implement the annual marketing plan, which includes a minimum level of financial and sales personnel commitment from each party, and is responsible for all sales activities. If Wyeth fails to market ENBREL® effectively or if we and Wyeth fail to coordinate our efforts effectively, our sales of ENBREL® may be adversely affected.

Guidelines and recommendations published by various organizations can reduce the use of our products.
      Government agencies promulgate regulations and guidelines directly applicable to us and to our products. However, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration, and use of related therapies. Organizations like these have in the past made recommendations about our products. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products. In addition, the perception by the investment community or stockholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market prices for our common stock.

Continual manufacturing process improvement efforts may result in the carrying value of certain existing manufacturing facilities or other assets becoming impaired.
      In connection with our ongoing process improvement activities associated with products we manufacture, we continually invest in our various manufacturing practices and related processes with the objective of increasing production yields and success rates to gain increased cost efficiencies and capacity utilization. Depending on the timing and outcomes of these efforts and our other estimates and assumptions regarding future product sales, the carrying value of certain manufacturing facilities or other assets may not be fully recoverable and could result in the recognition of an impairment in the carrying value at the time that such effects are identified. The potential recognition of impairment in the carrying value, if any, could have a material and adverse affect on our results of operations.

We may not realize all of the anticipated benefits of our merger with Tularik.
      On August 13, 2004, we merged with Tularik Inc. The success of our merger with Tularik will depend, in part, on our ability to retain Tularik staff and to realize the anticipated synergies, cost savings, and growth opportunities from integrating the businesses of Tularik with the businesses of Amgen. Our success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations and personnel of Tularik. The integration of two independent companies is a complex, costly, and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	retaining key staff members;

•	consolidating research and development operations;

•	consolidating corporate and administrative infrastructures;

•	preserving ours and Tularik’s research and development, and other important relationships;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.
In addition, even if we are able to integrate Tularik’s operations successfully, this integration may not result in the realization of the full benefits of the synergies, cost savings, or sales and growth opportunities that we expect or that these benefits will be achieved within the anticipated time frame. For example, as of the date of this prospectus, we have discontinued a number of Tularik clinical development programs and may discontinue other or all such programs. Further, the elimination of significant duplicative costs may not be possible or may take longer than anticipated and the benefits from the merger may be offset by costs incurred in integrating the companies. We cannot assure you that the integration of Tularik with us will result in the realization of the full benefits anticipated by us to result from the merger. Our failure to achieve these benefits could have a material adverse effect on our results of operations.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The following information is derived from the audited financial statements of Amgen as of and for each of the five years ended December 31, 2000 through 2004. This information is only a summary, and you should read it together with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Years Ended December 31,

Consolidated Statement of Operations Data:	2004	2003	2002	2001	2000

	(In millions, except per share data)
Revenues:
Product sales(1)	$9,977	$7,868	$4,991	$3,511	$3,202
Other revenues	573	488	532	505	427
Total revenues	10,550	8,356	5,523	4,016	3,629
Operating expenses:
Cost of sales (excludes amortization of acquired intangible assets presented below)	1,731	1,341	736	443	408
Research and development	2,028	1,655	1,117	865	845
Write off of acquired in-process research and development(2)	554	—	2,992	—	30
Selling, general and administrative	2,556	1,957	1,449	974	851
Amortization of acquired intangible assets	333	336	155	—	—
Other items, net(3)	—	(24)	(141)	203	(49)
Net income (loss)	2,363	2,259	(1,392)	1,120	1,139
Diluted earnings (loss) per share	1.81	1.69	(1.21)	1.03	1.05
Cash dividends declared per share	—	—	—	—	—

	At December 31,

Consolidated Balance Sheet Data:(6)	2004	2003	2002	2001	2000

Total assets(4)	$29,221	$26,113	$24,456	$6,443	$5,400
Long-term debt(5)	3,937	3,080	3,048	223	223
Stockholders’ equity(4)	19,705	19,389	18,286	5,217	4,315

(1)	We began recording ENBREL® sales subsequent to our acquisition of Immunex Corporation on July 15, 2002.

(2)	As part of the accounting for the Tularik Inc. and Immunex acquisitions, we recorded a charge to write-off acquired IPR&D of $554 million in 2004 and $2,992 million in 2002, respectively. The IPR&D charge represents an estimate of the fair value of the in-process research and development for projects and technologies that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. See Note 7, “Acquisitions” to the consolidated financial statements contained in our Form 10-K for the year ended December 31, 2004 which is incorporated herein by reference for further discussion of the IPR&D write-offs related to the Tularik and Immunex acquisitions.

(3)	See Note 12, “Other items, net” to the consolidated financial statements contained in our Form 10-K for the year ended December 31, 2004 which is incorporated herein by reference for further discussion of other items, net for 2003 and 2002. Other items, net in 2001 consists of a charge primarily related to the costs of terminating collaboration agreements with various third parties, including PRAECIS PHARMACEUTICALS INCORPORATED and certain academic institutions. Other items, net in 2000 includes a benefit of $74 million related to a legal proceeding with Johnson & Johnson partially offset by a charitable contribution of $25 million to the Amgen Foundation.

(4)	In August 2004, we acquired all of the outstanding common stock of Tularik for a purchase price of approximately $1.5 billion. In July 2002, we acquired all of the outstanding common stock of Immunex for a purchase price of approximately $17.8 billion. See Note 7, “Acquisitions” to the consolidated financial statements contained in our Form 10-K for the year ended December 31, 2004 which is incorporated herein by reference for further discussion of these acquisitions and the related accounting.

(5)	In March 2002, we issued the Old Notes with a face amount at maturity of $3.95 billion. Holders of the Old Notes may require us to purchase all or a portion of the notes on specific dates as early as March 1, 2005 at the accreted principal amount through the purchase dates. On March 2, 2005, as a result of certain holders of the Old Notes exercising their March 1, 2005 put option, we repurchased $1,175 million, or approximately 40%, of the outstanding Old Notes at their then-accreted principal amount for cash. Concurrently, we amended the terms of the Old Notes to add an additional put date in order to permit the remaining holders, at their option, to cause us to repurchase the Old Notes on March 1, 2006 at the then-accreted principal amount. Accordingly, the portion of the Old Notes outstanding at December 31, 2004 not repurchased on March 2, 2005 was classified as long-term debt. See Note 4, “Financing arrangements” to the consolidated financial statements contained in our Form 10-K for the year ended December 31, 2004 which is incorporated herein by reference for further discussion of the terms of the Old Notes. For both 2004 and 2003, the impact of the assumed conversion of our Old Notes into our common stock was included in our diluted earnings per share under the “if-converted” method because it had the effect of decreasing our diluted earnings per share. Additionally, in November 2004, we issued $1 billion aggregate principal amount of 4.00% senior notes due in 2009 and $1 billion aggregate principal amount of 4.85% senior notes due in 2014.

(6)	The following additional summary selected historical consolidated financial data is provided:

•	Total current assets at December 31, 2004 and 2003 were $9,170 million and $7,402 million, respectively.

•	Total noncurrent assets at December 31, 2004 and 2003 were $20,051 million and $18,711 million, respectively.

•	Total current liabilities at December 31, 2004 and 2003 were $4,157 million and $2,456 million, respectively.

•	Total noncurrent liabilities at December 31, 2004 and 2003 were $5,359 million and $4,268 million, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2000		2001		2002	2003		2004

Ratio of earnings to fixed charges	46.5	x	46.3	x	(1)	44.8	x	42.1x

(1)	Earnings were approximately $716 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by a write-off of acquired in-process research and development of approximately $3.0 billion related to the acquisition of Immunex Corporation.
      For this ratio, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest) and excluding Amgen Inc.’s share of income/losses in its equity method affiliates. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.
PRICE RANGE OF OUR COMMON STOCK
      Our common stock is traded on the Nasdaq National Market under the symbol “AMGN.” Set forth below are the high and low closing sales prices for our common stock, as reported on the Nasdaq National Market, for the fiscal quarter periods indicated. For the last sale price reported for our common stock on the Nasdaq National Market, see the cover page of this prospectus.

	High	Low

2005
Second Quarter (through April 5, 2005)	$57.86	$57.33
First Quarter	$64.87	$57.98
2004
Fourth Quarter	$64.76	$52.70
Third Quarter	59.98	53.23
Second Quarter	60.43	52.82
First Quarter	66.23	57.83
2003
Fourth Quarter	$67.14	$57.62
Third Quarter	71.54	64.52
Second Quarter	67.50	57.60
First Quarter	58.87	48.88
DIVIDEND POLICY
      No cash dividends have been paid on our common stock to date, and we currently intend to utilize any earnings for the development of our business and for repurchases of our common stock. We currently do not intend to pay dividends on our common stock in the future. The payment of dividends by us is subject to the discretion of our board of directors and will depend on our and our subsidiaries’ financial position, capital requirements and liquidity, contractual and legal requirements, results of operations and other factors.

THE EXCHANGE OFFER
Reasons for the Exchange Offer
      We include the impact of the assumed conversion of our Old Notes into our common stock under the “if-converted” method when computing our diluted earnings per share when it has the effect of decreasing diluted earnings per share. The purpose of the exchange offer is to exchange the Old Notes for the New Notes with certain different terms, which we believe will reduce the likelihood and extent of dilution to our stockholders. We believe the terms of the New Notes will allow the number of shares used in computing our diluted earnings per share to be less than the amount included under the terms of the Old Notes. In addition, because of the significant amount of Old Notes ($1.59 billion principal amount at maturity) surrendered to us for purchase on March 1, 2005, in connection with the right of the holders of the Old Notes to require us to repurchase the Old Notes on that date, we determined to offer holders of the Old Notes the opportunity to exchange Old Notes for New Notes containing terms, such as dividend protection and net share settlement, which are typical in new issuances of convertible debt securities. For a more detailed description of these changes, see “Summary — Material Differences Between the Old Notes and the New Notes.”
Securities Subject to the Exchange Offer
      We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange $1,000 principal amount at maturity of New Notes, and an exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes, for each $1,000 principal amount at maturity of validly tendered and accepted Old Notes. We are offering to exchange all of the Old Notes. However, the exchange offer is subject to the conditions described in this prospectus.
Deciding Whether to Participate in the Exchange Offer
      Neither our directors nor officers make any recommendation to the holders of Old Notes as to whether or not to tender all or any portion of your Old Notes. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Notes and, if so, the amount of Old Notes to tender.
Terms of the Exchange Offer
      Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes validly tendered and not withdrawn prior to the expiration date, or another date and time to which we extend the offer. We will issue $1,000 principal amount at maturity of New Notes and an exchange fee of $2.50 per principal amount at maturity of New Notes in exchange for each $1,000 principal amount at maturity of outstanding Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000 in principal amount at maturity.
      Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes in the exchange offer. We will pay all charges and expenses, other than some applicable taxes, applicable to the exchange offer. See “— Fees and Expenses.”
      As of the date of this prospectus, there was $2,359,102,000 principal amount at maturity of Old Notes outstanding and there was one registered holder, a nominee of the Depository Trust Company, or DTC. This prospectus is being sent to that registered holder and to others believed to have beneficial interests in the Old Notes. Amgen intends to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.
      We will be deemed to have accepted validly tendered Old Notes when, as, and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes and the applicable exchange fee from Amgen. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth under the heading “— Conditions to the Exchange Offer” or otherwise, Old Notes will be returned, without expense, to the tendering holder of those Old Notes as promptly as practicable after the expiration date, unless the exchange offer is extended.
Expiration Date; Extensions; Amendments
      The expiration date will be 5:00 p.m., New York City time, on May 4, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
      We reserve the right, in our sole discretion:

•	to delay accepting any Old Notes, to extend the exchange offer or, if any of the conditions set forth under “— Conditions to Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.
Procedures for Exchange
      If you are a DTC participant that has Old Notes which are credited to your DTC account and which are held of record by DTC’s nominee, you may directly tender your Old Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.
      A holder who wishes to exchange Old Notes in the exchange offer must cause to be transmitted to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Old Notes into the exchange agent’s account at DTC through ATOP under the procedure for book-entry transfers described herein along with a properly transmitted agent’s message, on or before the expiration date.
      The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent, and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and that we may enforce the agreement against the participant. To receive confirmation of valid tender of Old Notes, a holder should contact the exchange agent at the telephone number listed under “— Exchange Agent.”
      Any valid tender of Old Notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus. Only a registered holder of Old Notes may tender the Old Notes in the exchange offer. If you wish to tender Old Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf.
      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange. We reserve the absolute right to reject any and all tenders of Old Notes not properly tendered or Old Notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Old Notes. However, to the extent we waive any conditions of tender with respect to one tender of Old Notes, we will waive that condition for all tenders as well. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within the time period we determine. Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your Old Notes.
      Tenders of Old Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured within the time period we determine or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.
      In addition, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as set forth under “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.
      Subject to and effective upon the acceptance for exchange and exchange of New Notes and payment of the applicable exchange fee for Old Notes tendered by a holder of Old Notes causing an agent’s message to be transmitted to the exchange agent, a tendering holder of Old Notes will be deemed to:

•	have agreed to irrevocably sell, assign and transfer to or upon the order of Amgen Inc. all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, the Old Notes tendered thereby;

•	have released and discharged us, and the trustee with respect to the Old Notes, from any and all claims such holder may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Old Notes, but excluding any claims arising now or in the future under federal securities laws;

•	have represented and warranted that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws; and

•	have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged in the exchange offer.
Acceptance of Old Notes for Exchange
      Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes and pay the exchange fee promptly after acceptance of the Old Notes.
      For purposes of the exchange offer, we will be deemed to have accepted validly tendered Old Notes for exchange when, as and if we have given oral or written notice of that acceptance to the exchange agent. For each Old Note accepted for exchange, you will receive a New Note having a principal amount at maturity equal to that of the surrendered Old Note and the applicable exchange fee.
      In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	timely confirmation of book-entry transfer of your Old Notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

      If we do not accept any tendered Old Notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged Old Notes to your account maintained with DTC.
Withdrawal Rights
      You may withdraw your tender of Old Notes at any time before the exchange offer expires and, if not accepted for payment, after the expiration of 40 business days from the commencement of the exchange offer.
      For a withdrawal to be effective, the holder must cause to be transmitted to the exchange agent an agent’s message, which agent’s message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Old Notes out of the exchange agent’s account at DTC under the procedure for book-entry transfers described herein along with a properly transmitted agent’s message on or before the expiration date.
      We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. The Old Notes will be credited to an account maintained with DTC for the Old Notes. You may retender properly withdrawn Old Notes by following the procedures described under “— Procedures for Tendering” at any time on or before the expiration date.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.
Conditions to the Exchange Offer
      Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue New Notes or pay the applicable exchange fee in exchange for, any Old Notes and may terminate or amend the exchange offer if:

•	a minimum of $1,179,551,000 of aggregate principal amount at maturity of Old Notes have not been tendered for exchange prior to the expiration of the exchange offer; or

•	at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.
      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of the foregoing rights at any time is not a waiver of any of these rights and each of these rights will be an ongoing right which may be asserted at any time and from time to time.
      In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for those Old Notes, if at the time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended. In any of those events, we will use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.
      We may not accept Old Notes for exchange and may take the actions listed below if, prior to the expiration date, any of the following events occur:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

•	any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in United States financial markets generally;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions; or

•	a commencement of a war, act of terrorism or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•	any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity; or

•	any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of Amgen Inc. and our subsidiaries, taken as a whole that, in our reasonable judgment, would have a material adverse effect on Amgen Inc.

•	If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered Old Notes to tendering noteholders;

•	extend the exchange offer, subject to the withdrawal rights described in “The Exchange Offer — Withdrawal Rights” herein, and retain all tendered Old Notes until the extended exchange offer expires;

•	amend the terms of the exchange offer, which may result in an extension of the period of time for which the exchange offer is kept open; or

•	waive the unsatisfied condition, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.
Exchange Agent
      We have retained LaSalle Bank National Association to act as the exchange agent in connection with the exchange offer. The exchange agent may contact holders of Old Notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee holders to forward materials relating to the exchange offer to beneficial owners. We have agreed to pay the exchange agent reasonable and customary fees for its services, and will reimburse it for its reasonable out-of-pocket expenses. In addition, the exchange agent will be indemnified against liabilities in connection with its services, including liabilities under the federal securities laws. You should direct any questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent at the address set forth on the back cover page of this prospectus.
Information Agent
      Morrow & Co., Inc. has been appointed the information agent for the exchange offer, and will receive customary compensation for its expenses. Questions concerning tender procedures and requests for additional copies of this prospectus should be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer.
      Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of Old Notes tendered under the exchange offer.
Dealer Managers
      Credit Suisse First Boston LLC and UBS Securities LLC are acting as the dealer managers in connection with the exchange offer. Credit Suisse First Boston LLC and UBS Securities LLC will receive a fee in the manner described below for their services as dealer managers.
      The fee will be calculated based on the principal amount of Old Notes tendered. Based on the fee structure, if all of the Old Notes are exchanged in the exchange offer, Credit Suisse First Boston LLC and UBS Securities LLC will receive an aggregate fee of approximately $1.2 million. Credit Suisse First Boston LLC and UBS Securities LLC will also be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the exchange offers (including reasonable fees and disbursements of one counsel), whether or not the exchange offer is completed. Credit Suisse First Boston LLC and UBS Securities LLC’s fees will be payable upon expiration or termination of the exchange offer.
      We have agreed to indemnify Credit Suisse First Boston LLC and UBS Securities LLC against specified liabilities relating to or arising out of the exchange offer, including civil liabilities under the federal securities laws, and to contribute to payments which Credit Suisse First Boston LLC and UBS Securities LLC may be required to make in respect thereof. Credit Suisse First Boston LLC and UBS Securities LLC may from time to time hold Old Notes and our common stock in their proprietary accounts, and to the extent they own Old Notes in these accounts at the time of the exchange offer, Credit Suisse First Boston LLC and UBS Securities LLC may tender these Old Notes. In addition, Credit Suisse First Boston LLC and UBS Securities LLC may hold and trade New Notes in their proprietary accounts following the exchange offer.
      From time to time, Credit Suisse First Boston LLC and UBS Securities LLC and their affiliates have provided, and may in the future provide, investment, lending and commercial banking and financial advisory services to us or our affiliates for customary compensation. In addition, UBS Securities LLC is the administrator for our stock option plans.
Other Fees and Expenses
      We will not pay any fees or commissions to any broker or dealer, or any other person, other than Credit Suisse First Boston LLC and UBS Securities LLC for soliciting tenders of Old Notes under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
      The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer managers and the information agent, as well as by officers and other employees of Amgen.
      The total expense expected to be incurred in connection with the exchange offer is estimated to be approximately $1.9 million, excluding the exchange fee of $2.50 per $1,000 principal amount at maturity of New Notes.

Accounting Treatment
      For accounting purposes, we will not recognize any gain or loss upon the exchange of the New Notes for Old Notes. We will amortize the exchange fee paid to holders of the New Notes over the term of the New Notes. All other costs incurred in connection with the exchange will be expensed as incurred.
Effect of Tender
      Any valid tender by a holder of Old Notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.
Absence of Dissenters’ Rights
      Holders of Old Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

DESCRIPTION OF NEW NOTES
      We are issuing the New Notes under an indenture between us and LaSalle Bank National Association, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the New Notes and the indenture. As used in this description, the words “we,” “us,” or “our” refer only to Amgen Inc., and do not include any current or future subsidiaries of Amgen Inc.
General
      The New Notes are limited to $2,359,102,000 aggregate principal amount at maturity. The New Notes will mature on March 1, 2032. The principal amount at maturity of each New Note is $1,000. The New Notes are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose.
      The New Notes are being offered at a substantial discount from their principal amount at maturity. We will not make periodic payments of interest on the New Notes, other than contingent interest payments, if any, and semiannual interest payments upon a Tax Event as described below. Each New Note will be issued at an initial principal amount of $740.18 per New Note (calculated as of May 6, 2005, the assumed date of issuance of the New Notes). However, the New Notes will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the initial principal amount and the principal amount at maturity of a New Note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months. The commencement date for the accrual of original issue discount will be the issue date of the New Notes.
      The New Notes are debt instruments subject to the contingent payment debt regulations. The New Notes will be issued with original issue discount for United States federal income tax purposes, referred to herein as tax original issue discount. Even if we do not pay any cash interest (including any contingent interest) on the New Notes, holders are required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 1.125% for the accrued original issue discount described above. See “United States Federal Income Tax Consequences.”
      Maturity, conversion, purchase by us at the option of a holder or redemption of a New Note will cause original issue discount, and contingent interest and semiannual interest, if any, to cease to accrue on such New Note. We may not reissue a New Note that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, conversion or replacement of such New Note.
      New Notes may be presented for conversion at the office of the conversion agent, and for exchange for New Notes in other denominations or registration of transfer at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer of New Notes or exchange of New Notes for New Notes in other denominations. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.
Ranking of New Notes
      The New Notes are our senior unsecured obligations. The New Notes rank equal in right of payment to all of our existing and future senior unsecured indebtedness, including our senior credit facility and senior in right of payment to all of our existing and future subordinated indebtedness. The New Notes are effectively subordinated to all existing and future obligations of our subsidiaries (including unsecured and secured obligations) and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.
      In addition, if a holder surrenders New Notes for conversion and we fail to deliver the cash and common stock, if any, we are required to deliver upon such conversion and we then become the subject of bankruptcy proceedings, a holder’s claim in respect of the New Notes could be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

      As of December 31, 2004, Amgen Inc. had approximately $2.2 billion of senior indebtedness outstanding, not including the Old Notes, and our subsidiaries had no material indebtedness for borrowed money to third parties outstanding.
Conversion Rights

General
      Holders may surrender the New Notes for conversion into cash and, if applicable, shares of our common stock subject to the conversion rate adjustments described below, if any of the following conditions is satisfied:

•	during any calendar quarter, if the closing price of our common stock for 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 100% of the accreted conversion price per share on that 30th trading day;

•	if we have called the New Notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

Conversion Upon Satisfaction of Market Price Condition
      A holder may surrender any of its New Notes for conversion into cash and shares, if any, of our common stock during any calendar quarter if the closing price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs exceeds 100% of the accreted conversion price per share on that 30th trading day. The conversion agent, which initially is the trustee, will determine on our behalf at the end of each quarter whether the New Notes are convertible as a result of the market price of our common stock.
      The “closing price” of our common stock on any date means the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded.

Conversion Upon Notice of Redemption
      A holder may surrender for conversion a New Note called for redemption at any time prior to close of business one business day prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or notice of its exercise of its option to require us to repurchase such holder’s New Notes upon the occurrence of a change in control (defined below) with respect to a New Note, however, the holder may not surrender that New Note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions
      If we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days of the record date for such distribution, our common stock at less than the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in the first and second bullet points of the description below of adjustments to the conversion rate), which distribution, together with all other distributions within the preceding twelve months, has a per share value exceeding 15% of the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, we must notify the holders of the New Notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their New Notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the New Notes are not convertible at that time. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.
      In addition, in the event that we are a party to a consolidation, merger, binding share exchange, transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the New Notes may be surrendered for conversion at any time from or after the date which is 15 days prior to the anticipated effective time of the transaction until 15 days after the actual date of such transaction (or, if such transaction also constitutes a change in control, until the change in control purchase date). After the effective time, settlement of the New Notes and the conversion value and the net share amount, as defined below, will be based on the kind and amount of cash, securities or other assets of Amgen Inc. or another person that the holder of New Notes would have received had the holder converted its New Notes immediately prior to the transaction. We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction (but in no event less than 15 days prior to the effective date of such transaction).
      If the transaction also constitutes a “change in control,” the holder can require us to purchase all or a portion of its New Notes as described under “— Change in Control Permits Purchase of New Notes by Amgen Inc. at the Option of the Holder.”
      The initial conversion rate is subject to adjustment upon the occurrence of certain events described below.

Conversion Procedures
      Delivery of cash and, if applicable, shares of our common stock upon conversion in accordance with the terms of the New Notes will be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the New Note;

•	to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date; and

•	to satisfy our obligation to pay accrued semiannual interest, if any, attributable to the period from the most recent interest payment date (or, if no interest payment date has occurred, from the option exercise date) and accrued contingent interest, if any, attributable to the most recent accrual date.
      We will not adjust the conversion rate to account for accrued interest, if any. On conversion of a New Note, a holder will not receive any cash payment of interest representing accrued original issue discount or accrued tax original issue discount or, except as described below, contingent interest or semiannual interest. As a result, accrued interest will be deemed paid in full rather than cancelled, extinguished or forfeited.
      If contingent or semiannual interest is payable to holders of New Notes during any particular six-month period, and such New Notes are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such New Notes at the close of business on the accrual or record date will receive the contingent or semiannual interest payable on such New Notes on the corresponding interest payment date notwithstanding the conversion and such New Notes upon surrender must be accompanied by funds equal to the amount of contingent or semiannual interest payable on the principal amount of New Notes so converted, unless such New Notes have been called for redemption, in which case no such payment shall be required.
      To convert a New Note represented by a global security, a holder must convert by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of the DTC.
      To convert a New Note that is represented by a certificated security, a holder must:

•	complete and manually sign the conversion notice on the back of the New Note (or a facsimile thereof) and deliver the conversion notice to the conversion agent;

•	surrender the New Note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.
      Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.
Payment Upon Conversion
      Holders may surrender New Notes for conversion into cash and common stock, if any, only if at least one of the conditions described above under “— Conversion Rights — General” is satisfied.
      Upon conversion, we will deliver, for each New Note, consideration (the “conversion value”) having a value equal to the product of the applicable conversion rate (8.8601, subject to adjustment) multiplied by the average of the closing price (as defined above) of our common stock on the Nasdaq National Market on each of the five consecutive trading days during the period (the “averaging period”) beginning on the third trading day following the conversion date of the New Notes (the “applicable stock price”). This consideration will be paid in cash (the “required cash amount”) in an amount equal to the lesser of (a) the accreted principal amount of the New Note on the conversion date or (b) the conversion value, and the remainder will be paid in shares of our common stock. The number of shares to be delivered (the “net share amount”) will equal (a)(i) the conversion value minus (ii) the required cash amount, divided by (b) the applicable stock price.
      The cash and any shares of our common stock (including cash in lieu of fractional shares) due upon conversion of the New Notes will be delivered through the conversion agent on the third trading day following the end of the averaging period applicable to the New Notes being converted.
      We intend to use cash from operating cash flow and/or existing cash balances and existing sources of financing to pay holders upon conversion. Based on our expected liquidity for the foreseeable future, we anticipate that we will be able to make these cash payments as required and that these payments will not have a material impact on our liquidity and capital resources.
      The “applicable conversion rate” shall mean the conversion rate on any trading day. For purposes of determining the conversion value, the “applicable conversion rate” shall mean the conversion rate on the conversion date. The initial conversion rate is 8.8601 shares of our common stock per New Note with a principal amount at maturity of $1,000, and is subject to adjustment upon the occurrence of certain events described under “— Adjustments to Conversion Rate.” The conversion rate will not be adjusted for accretion of principal.
      The “accreted principal amount” means, at any date of determination, the sum of (i) the initial principal amount and (ii) the accrued original issue discount. The initial principal amount of the New Notes on May 6, 2005 will be $740.18 per $1,000 principal amount at maturity.
Adjustment to Conversion Rate
      The conversion rate will not be adjusted for accrued original issue discount or any contingent interest.
      The conversion rate will be adjusted for:

•	dividends or distributions on shares of our common stock payable in shares of common stock or other capital stock of ours;

•	subdivisions, combinations or certain reclassifications of shares of our common stock;

•	distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the average of the closing prices for the five consecutive trading days immediately preceding the first public announcement of the distribution;

•	distributions to all holders of shares of our common stock of our assets (including shares of any subsidiary or business unit of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions);

•	cash dividends or other cash distributions to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

•	distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

      The “time of determination” means the time and date of the earlier of (i) the determination of stockholders entitled to receive rights, warrants or options or a distribution, in each case, to which certain sections of the indenture applies and (ii) the ex-dividend time, which is the time immediately prior to the commencement of “ex-dividend” trading for such rights, warrants or options or distribution on the Nasdaq National Market or such other national or regional exchange or market on which our common stock is then listed or quoted.
      The measurement period for the New Notes used in the conversion rate adjustment formulas is five consecutive trading days prior to the trading day immediately preceding the relevant adjustment date. This measurement period is different from the measurement period for the Old Notes and was adopted by the Company to better reflect the measurement period conventions prevailing in the current market.
      In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the closing price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of New Notes at least 20 days prior to the ex-dividend date for such distribution.
      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.
      Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then we will adjust the conversion rate based on the following formula.

R1 =	R ×	M M - C
where,
R1 = the adjusted conversion rate;
R = the conversion rate in effect immediately prior to the time of determination;
M = the average of the closing prices of our common stock for the five consecutive trading days prior to the trading day immediately preceding time of determination;  and
C = the amount in cash per share we distribute to holders of our common stock (and for which no adjustment has been made).

      Notwithstanding the foregoing, in no event will the conversion rate exceed 12.4041 shares per $1,000 principal amount at maturity of New Notes, as adjusted, as a result of an adjustment pursuant to the formula above.
      No adjustment to the conversion rate will be made if holders of New Notes will participate in the transaction without conversion or in certain other cases.
      If the shareholders rights plan under which any rights are issued provides that each share of common stock issued upon conversion of New Notes (or cash in lieu thereof) at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.
      The indenture permits us to increase the conversion rate from time to time.
      If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a New Note into cash and common stock, if any, will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Amgen Inc. or another person which the holder would have received if the holder had converted the holder’s New Note immediately prior to the transaction.
      In the event of:

•	a taxable distribution to holders of shares of our common stock which results in an adjustment of the conversion rate; or

•	an increase in the conversion rate at our discretion,
the holders of New Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.
      If we make a distribution to holders of our common stock and the conversion rate is increased, this increase may be deemed to be the receipt of taxable income by holders of the New Notes and may result in withholding taxes for holders (including backup withholding taxes or withholding taxes on payments to foreign persons). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set-off such payments against payments of cash and common stock on the New Notes. See the discussions under the headings “United States Federal Income Tax Consequences — United States Holders — Consequences of Ownership and Disposition of New Notes — Constructive Dividends” and “United States Federal Income Tax Consequences — Non-United States Holders — Consequences of Ownership and Disposition of New Notes” for more details.
      If we exercise our option to have interest instead of original issue discount accrue on a New Note following a Tax Event, the holder will be entitled on conversion to receive the same conversion value the holder would have received if we had not exercised such option. However, the required cash amount will equal the lesser of (a) the restated principal amount of the New Note or (b) the conversion value, and the net share amount, if any, will be based on this new “required cash amount” definition.
      If we exercise this option, New Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for New Notes to be redeemed on a date within this period, must be accompanied by payment of an amount equal to the interest that the registered holder is to receive on the New Note.

      Except where New Notes surrendered for conversion must be accompanied by payment as described above, we will not pay interest on converted New Notes on any interest payment date subsequent to the option exercise date. See “— Optional Conversion to Semiannual Coupon Note Upon Tax Event.”
Contingent Interest
      Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of New Notes during any six-month period from March 2 to September 1 and from September 2 to March 1 commencing on or after March 2, 2007, if the average market price of a New Note for the applicable five trading day Period equals 120% or more of the accreted principal amount for such New Note on the day immediately preceding the relevant six-month period. See “— Redemption of New Notes at the Option of Amgen Inc.” for some of these values. “Applicable five trading day period” means the five trading days ending on the second trading day immediately preceding the first day of the relevant six-month period.
      The amount of contingent interest payable per New Note in respect of any six-month period in which contingent interest is payable will equal 0.125% of the average market price of a New Note for the applicable five trading day period. This rate will not change in the event we vary our dividend rate or the conversion rate is adjusted.
      Contingent interest, if any, will accrue and be payable to holders of New Notes as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.
      The “market price” of a New Note on any date of determination means the average of the secondary market bid quotations per New Note obtained by the bid solicitation agent for $10 million principal amount at maturity of New Notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New Notes, then the market price of a New Note will equal (1) the then applicable conversion rate of the New Notes multiplied by (2) the average closing price of our common stock on the five trading days ending on such determination date, appropriately adjusted.
      The bid solicitation agent will initially be LaSalle Bank National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the New Notes.
      Upon determination that New Note holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release or publish such information on our Internet website or through such other public medium as we may use at that time.
Redemption of New Notes at the Option of Amgen Inc.
      No sinking fund is provided for the New Notes. Prior to March 1, 2007, we will not have the option to redeem the New Notes. Beginning on March 1, 2007 we may redeem the New Notes for cash as a whole at any time, or in part from time to time. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of New Notes. New Notes or portions of New Notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

      The table below shows redemption prices of a New Note on March 1, 2007, at each March 1 thereafter prior to maturity and at maturity on March 1, 2032. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a New Note redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table and until, but not including, the redemption date.

	*(1) New Note Initial	(2) Accrued Original	(3) Redemption
Redemption Date	Principal Amount	Issue Discount	Price (1) + (2)

2007	$740.18	$15.26	$755.44
2008	740.18	23.78	763.96
2009	740.18	32.40	772.58
2010	740.18	41.11	781.29
2011	740.18	49.93	790.11
2012	740.18	58.84	799.02
2013	740.18	67.86	808.04
2014	740.18	76.97	817.15
2015	740.18	86.19	826.37
2016	740.18	95.51	835.69
2017	740.18	104.94	845.12
2018	740.18	114.48	854.66
2019	740.18	124.12	864.30
2020	740.18	133.87	874.05
2021	740.18	143.73	883.91
2022	740.18	153.70	893.88
2023	740.18	163.78	903.96
2024	740.18	173.98	914.16
2025	740.18	184.30	924.48
2026	740.18	194.73	934.91
2027	740.18	205.27	945.45
2028	740.18	215.94	956.12
2029	740.18	226.73	966.91
2030	740.18	237.63	977.81
2031	740.18	248.66	988.84
At Stated Maturity	740.18	259.82	1,000.00

*	For purposes of this table, we have assumed that the New Notes are issued on May 6, 2005 at an initial principal amount of $740.18, which is equal to the accreted principal amount of the Old Notes on that date.
      If the New Notes are converted to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of such conversion to but not including the redemption date. However, in no event will we have the option to redeem the New Notes or notes prior to March 1, 2007. See “— Optional Conversion to Semiannual Coupon Note Upon Tax Event.”
      If we redeem less than all of the outstanding New Notes, the trustee shall select the New Notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method selected by the Trustee in its sole discretion. If a portion of a holder’s New Notes is selected for partial redemption and the holder converts a portion of the New Notes, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of New Notes by Amgen Inc. at the Option of the Holder
      On the purchase dates of March 1, 2006, March 1, 2007, March 1, 2012 and March 1, 2017, holders may require us to purchase for cash any outstanding New Note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. We may, in our sole discretion, provide the holders with additional rights to require us to purchase the New Notes on additional purchase dates. We will notify the holders if we elect to provide any such additional rights. Holders may submit their New Notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.
      The purchase price of a New Note will be:

•	$747.01 per New Note on March 1, 2006;

•	$755.44 per New Note on March 1, 2007;

•	$799.02 per New Note on March 1, 2012; and

•	$845.12 per New Note on March 1, 2017.
      These purchase prices equal the initial principal amount plus accrued original issue discount to the purchase dates. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see the discussions under the headings “United States Federal Income Tax Consequences — United States Holders — Consequences of Ownership and Disposition of New Notes — Sale, Taxable Exchange, Conversion or Redemption of the New Notes” and “United States Federal Income Tax Consequences — Non-United States Holders — Consequences of Ownership and Disposition of New Notes” for more details.
      If, prior to a purchase date, the New Notes have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See “— Optional Conversion to Semiannual Coupon Note Upon Tax Event.”
      We are required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things the procedures that holders must follow to require us to purchase their New Notes.
      The purchase notice given by each holder electing to require us to purchase New Notes shall be given to the paying agent no later than the close of business on the purchase date and must state:

•	the certificate numbers of the holder’s New Notes to be delivered for purchase;

•	the portion of the principal amount at maturity of New Notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the New Notes are to be purchased by us pursuant to the applicable provisions of the New Notes.
      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity of the New Notes being withdrawn;

•	the certificate numbers of the New Notes being withdrawn; and

•	the principal amount at maturity, if any, of the New Notes that remain subject to the purchase notice.
      In connection with any purchase offer, to the extent required by applicable law, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

•	otherwise comply with all federal and state securities laws as necessary under the indenture to effect a purchase of New Notes by us at the option of a holder.
      Our obligation to pay the purchase price for a New Note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the New Note, together with all necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price, plus accrued and unpaid contingent interest or semiannual interest, if any, for the New Note will be made on the third business day following the later of the purchase date or the time of delivery of the New Note.
      If the paying agent holds money or securities sufficient to pay the purchase price of and any accrued and unpaid contingent interest on the New Note on the third business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the New Note will cease to be outstanding and original issue discount, and semiannual and contingent interest, if any, on such New Note will cease to accrue, whether or not the New Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price and any accrued and unpaid contingent interest upon delivery of the New Note.
      Our ability to purchase New Notes with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.
      No New Notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the New Notes, other than a default in the payment of the purchase price with respect to such New Notes.
Change in Control Permits Purchase of New Notes by Amgen Inc. at the Option of the Holder
      In the event of any change in control, as defined below, occurring on or prior to March 1, 2007, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s New Notes in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such New Notes equal to the accreted principal amount on the purchase date.
      We are required to purchase the New Notes as of the date that is no later than 35 business days after the occurrence of such change in control (a “change in control purchase date”) at a cash price equal to the accreted principal amount on the change of control purchase date.
      If prior to a change in control purchase date the New Notes have been converted to semiannual coupon notes following the occurrence of a Tax Event, we are required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the option exercise date to the change in control purchase date.
      Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of New Notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that New Notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.
      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

•	the certificate numbers of the New Notes to be delivered by the holder;

•	the portion of the principal amount at maturity of New Notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such New Notes pursuant to the applicable provisions of the New Notes.
      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount at maturity being withdrawn;

•	the certificate numbers of the New Notes being withdrawn; and

•	the principal amount at maturity, if any, of the New Notes that remain subject to a change in control purchase notice.
      Our obligation to pay the change in control purchase price for a New Note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the New Note, together with all necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price plus accrued and unpaid contingent interest and semiannual interest, if any, for such New Note will be made on the third business day following the later of the change in control purchase date or the time of delivery of such New Note.
      If the paying agent holds money sufficient to pay the change in control purchase price of and any accrued and unpaid contingent interest and semiannual interest on the New Note on the third business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount, and semiannual and contingent interest, if any, on such New Note will cease to accrue, whether or not the New Note is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price and any accrued and unpaid contingent interest and semiannual interest upon delivery of the New Note.
      Under the indenture, a “change in control” occurs in the following situations:

•	any person or group, other than Amgen Inc., its subsidiaries or any employee benefit plan of Amgen Inc. or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock then outstanding or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

•	Amgen Inc. consolidates with or merges with or into another person (other than a subsidiary of Amgen Inc.), or sells, conveys, transfers or leases all or substantially all of its properties and assets to any person (other than a subsidiary of Amgen Inc.), or any person (other than a subsidiary of Amgen Inc.) consolidates with or merges with or into Amgen Inc., and the outstanding voting common stock of Amgen Inc. is reclassified into, converted for or converted into the right to receive any property or security, provided that none of these circumstances will be a change in control if the persons that beneficially own the voting stock of Amgen Inc. immediately prior to the transaction own, directly or indirectly, shares with a majority of the total voting power of all outstanding voting securities of the surviving or transferee person that are entitled to vote generally in the election of that person’s board of directors, managers or trustees immediately after the transaction.

      For purposes of defining a change in control:

•	the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

•	the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

•	the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.
      The indenture does not permit us to waive our obligation to purchase New Notes at the option of holders in the event of a change in control.
      In connection with any purchase offer in the event of a change in control, to the extent required by applicable law, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	otherwise comply with all federal and state securities laws as necessary under the indenture to effect a change in control purchase of New Notes by us at the option of a holder.
      The change in control purchase feature of the New Notes may in certain circumstances make more difficult or discourage a takeover of Amgen Inc. The change in control purchase feature, however, is not part of a plan by our management to adopt anti-takeover provisions nor is it the result of such management’s knowledge of any specific effort:

•	to accumulate shares of Amgen Inc. common stock; or

•	to obtain control of Amgen Inc. by means of a merger, tender offer, solicitation or otherwise that is part of a plan by management to adopt a series of anti-takeover power provisions.
      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the New Notes, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries.
      No New Notes may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the New Notes, other than a default in the payment of the change in control purchase price with respect to the New Notes.
Optional Conversion to Semiannual Coupon Note Upon Tax Event
      From and after (i) the date of the occurrence of a Tax Event or (ii) the date the Company exercises the option described in this paragraph, whichever is later (the later of such dates, the “option exercise date”), we will have the option to elect to pay interest in lieu of future accrual of original issue discount at a rate of 1.125% per year, compounded semiannually, on a principal amount per New Note (the “restated principal amount”) equal to the accreted principal amount on the option exercise date.
      Such interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of March 1 and September 1 of each year to holders of record at the close of business on February 14 or August 17 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accruing original issue discount, the redemption price, purchase price and change in control purchase price on the New Notes will be adjusted, and no future contingent interest payments will be made. However, there will be no changes in the holder’s conversion rights.
      A “Tax Event” means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

•	any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken on or after the date of this prospectus, there is more than an insubstantial risk that amounts that we are treating as interest on the New Notes for United States federal income tax purposes as described under “United States Federal Income Tax Consequences” (including tax original issue discount and contingent interest, if any) either:
      (1) would not be deductible on a current accrual basis, or
      (2) would not be deductible under any other method,
in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes. If a proposal were ever enacted and made applicable to the New Notes in a manner that would limit our ability to deduct such amounts on a current accrual basis under any other method for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the New Notes would be subject to modification at our option as described above.
      The modification of the terms of New Notes by us upon a Tax Event as described above could alter the timing of income recognition by holders of the New Notes with respect to the semiannual payments of interest due on the New Notes after the option exercise date. See “United States Federal Income Tax Consequences.”
Merger and Sales of Assets by Amgen Inc.
      The indenture provides that we may consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person (if other than Amgen Inc.) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all obligations of Amgen Inc. under the New Notes and the indenture; and

•	Amgen Inc. or such successor person is not immediately thereafter in default under the indenture.
      Upon the assumption of the obligations of Amgen Inc. by such a person in such circumstances, subject to certain exceptions, Amgen Inc. will be discharged from all obligations under the New Notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to March 1, 2007 could constitute a change in control of Amgen Inc. permitting each holder to require Amgen Inc. or such successor person to purchase the New Notes of such holder as described above.
Events of Default
      The following are events of default for the New Notes:

•	default in payment of the principal amount at maturity (or if the New Notes have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any New Note when such becomes due and payable;

•	default in payment of any contingent interest or of interest which becomes payable after the New Notes have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

•	our failure to comply with any of our other agreements in the New Notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the New Notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	(A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Amgen Inc. for borrowed money or evidenced by bonds, notes or similar instruments (“Indebtedness”) in an amount in excess of $50,000,000 and continuance of such failure, or (B) the acceleration of Indebtedness in an amount in excess of $50,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the New Notes then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

•	certain events of bankruptcy or insolvency affecting us or any of our “significant subsidiaries” (as such term is defined under Regulation S-X under the Securities Act).

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the New Notes then outstanding may declare the accreted principal amount on the date of such declaration, and any accrued and unpaid contingent interest or semiannual interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the accreted principal amount and any unpaid contingent or semiannual interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable. If the New Notes have been converted to semiannual coupon notes following the occurrence of a Tax Event, the amount due on an acceleration will be the restated principal amount plus accrued and unpaid interest.
Book Entry System
      The New Notes will be issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the New Notes for all purposes under the indenture. Owners of beneficial interests in the New Notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be converted for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the New Notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and will not be entitled to any rights provided to the holders of New Notes under the global securities or the indenture. Amgen Inc. and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Issuance of Certificated Securities for Global Securities
      New Notes represented by one or more global securities are exchangeable for New Notes represented by certificated securities in registered form with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.
      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Modification
      We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the New Notes with the consent of the holders of at least a majority in principal amount at maturity of the New Notes then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

•	alter the manner of calculation or rate of accrual of original issue discount or interest (including semiannual or contingent interest) on any New Note or extend the time of payment;

•	make any New Note payable in money or securities other than that stated in the New Note;

•	change the stated maturity of any New Note;

•	reduce the principal amount at maturity, initial principal amount, restated principal amount, redemption price, purchase price or change in control purchase price with respect to any New Note;

•	make any change that adversely affects the right of a holder to convert any New Note;

•	make any change that adversely affects the right to require us to purchase a New Note;

•	impair the right to convert or receive payment with respect to the New Notes or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the New Notes; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.
      Without the consent of any holder of New Notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the New Notes;

•	to secure our obligations in respect of the New Notes and the indenture;

•	to add to our covenants for the benefit of the holders of the New Notes or to surrender any right or power conferred upon us;

•	to make any changes to comply with the Trust Indenture Act, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

•	to make any change that does not adversely affect the rights of any holder of the New Notes; and

•	to provide the holders with additional rights to require us to purchase the New Notes on additional purchase dates.
      No amendment to cure any ambiguity, defect or consistency in the indenture made solely to conform the indenture to the description of New Notes contained in this prospectus will be deemed to adversely affect the interests of the holders of the New Notes.
      The holders of a majority in principal amount at maturity of the outstanding New Notes may, on behalf of the holders of all New Notes, (i) waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and (ii) waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, accrued and unpaid semiannual or contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any New Note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding New Note affected.
Discharge of the Indenture
      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding New Notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the New Notes have become due and payable, whether at stated maturity, or any redemption date, any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of our common stock or government obligations (as applicable under the terms of the indenture) sufficient to pay all of the outstanding New Notes and paying all other sums payable under the indenture by us.
Calculations in Respect of New Notes
      We are responsible for making all calculations called for under the New Notes. These calculations include, but are not limited to, determination of the market prices of the New Notes and of our common stock and amounts of contingent interest payments, if any, payable on the New Notes. We make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of New Notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.
Limitations of Claims in Bankruptcy
      If a bankruptcy proceeding is commenced in respect of Amgen Inc., the claim of the holder of a New Note is, under Title 11 of the United States Code, limited to the initial principal amount of the New Note plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus contingent interest and semiannual interest, if any, accrued after a Tax Event. In addition, the holders of the New Notes are effectively subordinated to the indebtedness and other obligations of our subsidiaries.
Information Concerning the Trustee
      LaSalle Bank National Association will be the trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.
Governing Law
      The indenture and the New Notes are governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF OUR CAPITAL STOCK
      The following description of our capital stock is summarized from, and qualified in its entirety by reference to, Amgen’s certificate of incorporation, as amended, which has been publicly filed with the SEC. See “Where You Can Find More Information.”
      Our authorized capital stock consists of:

•	2,750,000,000 shares of common stock, $0.0001 par value; and

•	5,000,000 shares of preferred stock, $0.0001 par value of which 687,500 shares are designated as Series A Junior Participating Preferred Stock.
      The only equity securities currently outstanding are shares of common stock. As of February 10, 2005 there were 1,252,217,295 shares of common stock issued and outstanding.
Common Stock
      Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by our stockholders. Upon any liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights. All outstanding shares of common stock are fully paid and non-assessable. Our outstanding shares of common stock are quoted on the Nasdaq National Market under the symbol “AMGN.”
Preferred Stock
      Pursuant to our certificate of incorporation, our board of directors may, by resolution and without further action or vote by our stockholders, provide for the issuance of up to 5,000,000 shares of preferred stock from time to time in one or more series having such voting powers, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, as the board of directors may determine. As of February 10, 2005, 687,500 shares have been reserved and designated Series A Junior Participating Preferred Stock, none of which are issued or outstanding.
      The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our stockholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.
Rights Agreement and Series A Junior Participating Preferred Stock
      Each share of our common stock, including those that may be issued upon conversion of the New Notes, carries with it one preferred share purchase right. If the rights become exercisable, each right entitles the registered holder to purchase from us one four-thousandth of a share of Series A Junior Participating Preferred Stock at a fixed price, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a stockholder as a result of holding the right.
      The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to take over our company. The rights are designed to protect the interests of our company and our stockholders against coercive takeover tactics and encourage potential acquirors to negotiate with our board of directors before attempting a takeover. The rights may, but are not intended to, deter takeover proposals that may be in the interests of our stockholders. The description and terms of the rights are set forth in an amended and restated rights agreement, dated as of December 12, 2000, as the same may be amended from time to time, between us and the American Stock Transfer & Trust Company, as rights agent.

Dividends
      Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled ratably to receive dividends, if any, declared by our board of directors out of funds legally available for the payment of dividends. We have not paid dividends to date and do not expect to pay any dividends in the foreseeable future.
Anti-Takeover Effects of Delaware Law
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholders;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholders, subject to limited exceptions;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
Transfer Agent
      The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      The following is a discussion of the material United States federal income tax consequences relating to the exchange offer and the ownership and disposition of the New Notes (as defined below). Insofar as it purports to describe the potential application of certain provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations promulgated thereunder and assuming the exchange offer is consummated in accordance with the terms described in this prospectus, this discussion constitutes the opinion of Latham & Watkins LLP, our special tax counsel (“Tax Counsel”). This discussion does not purport to be a complete analysis of all potential United States federal income tax considerations relating thereto, and does not address any tax considerations arising under any state, local or foreign tax laws or under any other United States federal tax laws. Solely for purposes of this discussion, (i) the term “Original LYONs” refers to the Liquid Yield Option Notes issued on March 1, 2002, (ii) the term “LYONs” refers to the Liquid Yield Option Notes which we treated as issued on March 1, 2005 in exchange for the Original LYONs for United States federal income tax purposes, (iii) the term “New Notes” refers to the Zero Coupon Convertible Notes proposed to be exchanged for the LYONs, and (iv) the term “notes” refers to the Original LYONs, the LYONs, and the New Notes, as appropriate.
      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and administrative pronouncements and published rulings of the Internal Revenue Service (“IRS”), all as of the date hereof. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the IRS regarding the tax consequences of the exchange offer or the ownership and disposition of New Notes. The IRS may not agree with our positions regarding such tax consequences, and a contrary position could be sustained by a court.
      This discussion is limited to holders who receive New Notes in exchange for LYONs pursuant to the exchange offer or, with respect to the discussion under “Consequences of the Exchange Offer — Non-Exchanging Holders,” holders who do not exchange their LYONs pursuant to the exchange offer. In addition, this discussion only addresses holders who hold their notes as capital assets. This discussion does not address tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules under the United States federal income tax laws, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or have owned, actually or constructively, more than 5% of our stock (except to the extent specifically set forth below);

•	United States expatriates;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons treated as partnerships or other pass-through entities for United States federal income tax purposes; or

•	persons who hold the notes as part of a hedge, straddle, conversion transaction or other risk reduction strategy, or as a part of an integrated investment.
      If a partnership or other entity treated as a partnership for United States federal income tax purposes holds notes, the tax treatment of each partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such partnerships or entities and their partners should consult their tax advisors regarding their tax treatment. For purposes of this discussion, a “United States holder” means a beneficial owner of notes that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has validly elected to be treated as a United States person for United States federal income tax purposes.
      A non-United States holder is a beneficial owner of notes that is not a United States holder.
      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF NEW NOTES, AS WELL AS THE APPLICATION OF THE FEDERAL ESTATE OR GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY APPLICABLE TAX TREATY.
Prior Amendment of the LYONs
      Because we offered holders a one-time cash payment on March 2, 2005 and added a new put option on March 1, 2006, we treated Original LYONs that were outstanding after March 1, 2005 as exchanged for the LYONs in an exchange that qualified as a recapitalization for United States federal income tax purposes. The following discussion is based on our prior positions that, for United States federal income tax purposes, the LYONs were properly treated as received in an exchange qualifying as a recapitalization for the Original LYONs on March 1, 2005 and, except as otherwise noted, the notes are subject to the Treasury regulations governing contingent payment debt instrument (the “CPDI Regulations”).
Consequences of the Exchange Offer

Exchanging Holders
      The United States federal income tax consequences of the exchange of LYONs for New Notes will depend on whether the exchange constitutes a significant modification of the terms of the LYONs. If the exchange does not constitute a significant modification of the terms of the LYONs, it will not be a taxable event for exchanging holders except with respect to the receipt of the exchange fee. If, however, the exchange is viewed as a significant modification of the terms of the LYONs, such exchange will be treated as an exchange for United States federal income tax purposes and will be characterized as either a recapitalization or as a taxable exchange.
      In general, a “significant modification” of an existing debt instrument, whether effected pursuant to an amendment of the terms of a debt instrument or an actual exchange of an existing debt instrument for a new debt instrument, will be treated as an exchange of the existing debt instrument for a new debt instrument for United States federal income tax purposes. A modification will be considered “significant” if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant.
      Whether the exchange of LYONs for New Notes will be treated as a “significant modification” of the terms of the LYONs is unclear, because there is no authority directly on point that interprets what constitutes an economically significant modification. Accordingly, Tax Counsel is unable to opine as to the United States federal income tax consequences of the exchange. However, based on advice of Tax Counsel, we intend to take the position for United States federal income tax purposes that the exchange of LYONs for New Notes should not constitute a significant modification of the terms of LYONs and, thus, that the New Notes (with their modified terms) should be treated as a continuation of the LYONs. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the New Notes to treat the exchange of the LYONs for the New Notes as not resulting in a significant modification of the terms of the LYONs. If, consistent with our position, the exchange of LYONs for New Notes is not a significant modification of the terms of the LYONs, a holder will not recognize any gain or loss as a result of the exchange, but the receipt of the exchange fee will be taxed in the manner described below, and a holder’s tax basis and holding period in the New Notes will be the same as the holder’s tax basis and holding period in the LYONs exchanged therefor.
      The IRS may not agree that the exchange of LYONs for New Notes does not result in a significant modification of the terms of the LYONs. If the exchange constitutes a significant modification of the LYONs, the tax consequences of the exchange will depend on whether the notes are considered “securities” for United States federal income tax purposes. Whether a debt instrument constitutes a security depends on a variety of factors, including the term of the instrument. As a general rule, a debt instrument with a term of five years or less will not be considered a security, and a debt instrument with a term of ten years or more will be considered a security. Whether a debt instrument with a term between five and ten years is a security is unclear. If both the LYONs and the New Notes are considered securities, the exchange would be treated as a non-taxable recapitalization, and a holder would not recognize any gain or loss as a result of the exchange, but the receipt of the exchange fee would be taxed in the manner described below. A holder would generally have the same tax basis and holding period in the New Notes as the holder had in the LYONs exchanged therefor.
      Because holders have the right to require us to redeem, and we may redeem at our option, the notes at certain times prior to the notes’ maturity, it is possible that either the LYONs or the New Notes would not be viewed as constituting securities for United States federal income tax purposes. If the exchange results in a significant modification of the LYONs and either the LYONs or the New Notes are not considered securities for United States federal income tax purposes, then the exchange would be a taxable transaction. In that case, holders of the notes would recognize gain or loss (subject to possible application of the wash sale rules) equal to the difference between the amount realized and the adjusted basis in their LYONs. The amount realized would equal the issue price of the New Notes. Any gain generally would be treated as interest income. Any loss would be treated as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss with respect to the LYONs; the balance would be treated as capital loss. (In this regard, it is unclear whether previous interest inclusions under the Original LYONs would be treated as interest inclusions on the LYONs.) Each holder’s holding period in the New Notes would begin the day after the exchange, and each holder’s tax basis in the New Notes generally would equal the issue price of the New Notes (which would be equal to the fair market value of the New Notes, if either the LYONs or the New Notes or both are considered to be traded on an established securities market).
      If the exchange of LYONs for New Notes were treated as resulting in a significant modification for tax purposes (whether as a recapitalization or a taxable exchange), the tax treatment of the New Notes could be significantly different from that described below and would depend upon whether the LYONs or New Notes were considered to be traded on an established securities market for purposes of the original issue discount provisions of the Code. If either the LYONs or New Notes were considered to be traded on an established securities market, then the New Notes generally should be subject to the CPDI Regulations discussed below, except that a holder’s tax basis in a New Note would equal the issue price of New Notes if the exchange were not a recapitalization, the issue price of the New Notes would be equal to the fair market value of the New Notes, and the New Notes may have a new comparable yield and projected payment schedule. Alternatively, if both the LYONs and New Notes were not considered to be traded on an established securities market, then the New Notes would be subject to a different set of rules applicable to certain contingent payment debt instruments that might have a material effect on the amount, timing and character of the income, gain or loss recognized by a holder with respect to a New Note.
      Under the indenture governing the New Notes, we and each holder of the notes will agree to treat, in accordance with our position for United States federal income tax purposes, the exchange of LYONs for New Notes as not constituting a significant modification of the terms of the LYONs.

Tax Treatment of the Exchange Fee
      Although the tax treatment of the exchange fee is not clear under current law, absent further relevant IRS guidance we intend to treat the payment of the exchange fee as additional ordinary income to holders participating in the exchange offer and to report such payments to the IRS and to holders in accordance with such treatment. In addition, because we intend to treat the payment of the exchange fee as ordinary income, any exchange fee paid to a non-United States holder may be subject to a withholding tax of 30% unless the non-United States holder provides to a withholding agent either an IRS Form W-8ECI certifying that such payment is effectively connected with such holder’s conduct of a United States trade or business, or an IRS Form W-8BEN certifying that such payment is subject to a reduced rate of withholding under an applicable United States income tax treaty.
      In the event that the exchange of LYONs for New Notes is treated as an exchange for United States federal income tax purposes, holders should consult their tax advisors as to whether the exchange fee could be treated as additional consideration for the LYONs and whether any amounts withheld may be eligible for a refund.

Non-Exchanging Holders
      Holders who do not exchange their LYONs for New Notes in the exchange offer will not recognize any gain or loss for United States federal income tax purposes as a result of the exchange offer. Non-exchanging holders will continue to have the same tax basis, holding period and comparable yield in their LYONs as they had prior to the exchange offer, and the treatment of such LYONs will not otherwise be affected by the exchange offer.
Tax Event and Additional Put Rights
      The modification of the terms of the New Notes by us upon a Tax Event as described in “Description of New Notes — Optional Conversion to Semiannual Coupon Note Upon Tax Event” could alter the timing and the amount of income recognition by the holders of New Notes with respect to periods after the option exercise date. If we provide holders with additional rights to require us to purchase the New Notes, the provision of such additional put rights might result in a “deemed exchange” of the New Notes for new securities of ours for United States federal income tax purposes. The addition of put rights would result in a deemed exchange if it is not treated as pursuant to the exercise of our unilateral option within the meaning of the applicable Treasury Regulations and is economically significant under the facts and circumstances existing at the time the additional put rights are provided. In such event, holders may be required to recognize gain or loss and we may be required to determine a new comparable yield and projected payment schedule. Holders should consult their tax advisors regarding the tax consequences with respect to such deemed exchange, if any.
Classification of the New Notes
      Under the indentures governing the notes, we and each holder of the notes agree to treat the notes, for United States federal income tax purposes, as indebtedness subject to the CPDI Regulations in the manner described below. Under the indenture governing the New Notes, we and each holder agree to use the comparable yield and projected payment schedule we determined for the New Notes, which are the same as those determined for the LYONs but are different from those we determined for the Original LYONs. The remainder of this discussion does not address any other possible tax treatment of the notes. The IRS has issued a revenue ruling with respect to instruments similar to the notes which supports certain aspects of the treatment described below. However, the application of the CPDI Regulations to instruments such as the notes remains uncertain in several other respects, and no rulings have been sought from the IRS with respect to any of the tax consequences discussed below. Accordingly, the IRS or a court may not agree with the treatment described herein. Any different tax treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue original issue discount at a different rate, might recognize different amounts of income, gain or loss (or possibly no loss) upon conversion of the notes to cash or cash and common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding the notes.

United States Holders — Consequences of Ownership and Disposition of New Notes
      The following discussion describes the material United States federal income tax consequences to United States holders of the New Notes. It is not a complete analysis of all the potential tax consequences or considerations, and holders are urged to consult their tax advisors.

Accrual of Interest
      As discussed more fully below, the effect of the CPDI Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the New Notes;

•	require you to accrue and include in taxable income each year original issue discount at the comparable yield set forth below, even though you will not receive any periodic payments of interest; and

•	generally result in ordinary rather than capital treatment of any gain, and to some extent ordinary loss, on the sale, taxable exchange, repurchase or redemption of the notes.
      Under the CPDI Regulations, noncontingent payments on the New Notes will not be reported separately as taxable income, but will be taken into account under such regulations. Subject to the adjustments described below under “— Adjustments to Interest Accruals on the Notes” that apply to holders whose tax basis in the LYONs (and the New Notes) is different than the adjusted issue price (as defined below), you will be required to accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the note that equals:

•	the product of (i) the adjusted issue price of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (determined as set forth below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.
      The adjusted issue price of a New Note is equal to the issue price of the LYON (which we determined to be $739.05) for which it was exchanged, increased by any original issue discount previously accrued with respect to the LYON and New Note, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments with respect to the LYON and New Note for previous accrual periods. The comparable yield for the New Notes will be the same as the comparable yield we determined for the LYONs — 4.47%, per annum, compounded semi-annually.
      We prepared a projected payment schedule for the LYONs, solely for United States federal income tax purposes, that included a noncontingent payment on the LYONs on March 2, 2005, and estimates of the amount and timing of contingent interest payments and payment upon maturity on the LYONs taking into account the fair market value of the common stock that might be paid upon a conversion of the LYONs. Under the indenture governing the New Notes, holders agree to be bound by our determination of the comparable yield for the New Notes and the projected payment schedule that we prepare for the New Notes, which are the same as those determined for the LYONs. For United States federal income tax purposes, you are required to use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the New Notes. You may obtain the projected payment schedule by submitting a written request for it to us at Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799; Attention: Corporate Secretary.
      The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount accruals and adjustments thereof in respect of the notes for

United States federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Adjustments to Interest Accruals on the Notes
      If the actual contingent payments made on the New Notes differ from the projected contingent payments, adjustments will be made to account for the difference. In addition to the interest accrual discussed above, if you receive actual payments with respect to New Notes for a taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a “positive adjustment” and be required to include additional original issue discount in income equal to the amount of the excess of actual payments over projected payments. For these purposes, payments in a taxable year include the fair market value of property received in that year, including the fair market value of any common stock received upon a conversion of the New Notes. If you receive actual payments in a taxable year that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a “negative adjustment” equal to the amount of such deficit. A negative adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the LYONs and New Notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments on the LYONs and New Notes; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.
      Because we treated the LYONs as issued on March 1, 2005 as part of a deemed exchange of the LYONs for the Original LYONs, it is unclear whether any of your prior inclusions on the Original LYONs would be treated as prior inclusions on the LYONs for this purpose.
      If you acquired a LYON at a discount or premium to its adjusted issue price on your acquisition date, you must, upon acquiring the debt instrument, reasonably allocate the difference between your tax basis and the adjusted issue price to daily portions of interest or projected payments over the remaining term of the note. In this regard, since we treated the LYONs as issued on March 1, 2005 in exchange for the Original LYONs at a new issue price equal to $739.05, if you are treated as having acquired the LYONs in that exchange, your tax basis in the LYONs and the New Notes will likely not be the same as their adjusted issue price, and accordingly, your notes will likely have either a discount or premium that is subject to an allocation. You should consult your tax advisor regarding these allocations.
      If your tax basis were greater than the adjusted issue price of your LYON on your acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is reduced by the amount treated as a negative adjustment.
      If your tax basis were less than the adjusted issue price of your LYON on your acquisition date, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, your adjusted basis in your note is increased by the amount treated as a positive adjustment.

Sale, Taxable Exchange, Conversion or Redemption of the New Notes
      Upon the sale, taxable exchange, repurchase or redemption of a New Note, or upon the conversion of a New Note for cash or a combination of cash and common stock, you generally will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in the New Note. As a holder of a New Note, you agree that, under the CPDI Regulations, the amount realized will include the fair market value of any common stock that you receive on the conversion as a contingent payment. Gain on a New Note generally will be treated as interest income. Loss from the disposition of a New Note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the New Note and LYON exchanged therefor. It is unclear whether any of your prior inclusions on the Original LYONs would be treated as prior inclusions on the LYONs for this purpose. Any loss in excess of prior net original issue discount inclusions will be treated as capital loss. Capital loss is treated as long-term if the holding period is longer than one year. The deductibility of capital losses is subject to limitations.
      Special rules apply in determining the tax basis of a New Note. Your adjusted tax basis in a New Note generally will be equal to your initial tax basis in the LYON, increased by original issue discount (determined without regard to any adjustments to interest accruals described above, other than any positive or negative adjustments to reflect discount (which increase basis) or premium (which decrease basis), respectively, to the adjusted issue price, if any), and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the New Note and LYON exchanged therefor.
      Under the CPDI Regulations, your tax basis in our common stock received upon conversion of a New Note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

Constructive Dividends
      Holders of convertible debt instruments such as the New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being made pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you. Because a constructive dividend deemed received by a United States holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a United States holder (because such United States holder failed to establish an exemption from backup withholding taxes), we may, at our option, set-off any such payment against payments of cash and common stock payable on the New Notes.
Non-United States Holders — Consequences of Ownership and Disposition of New Notes
      Payments on the New Notes (except the exchange fee as described above, under the heading “— Tax Treatment of the Exchange Fee”) made to a Non-United States holder, including a payment in common stock pursuant to a conversion, payments of contingent interest, and any gain realized on a sale, taxable exchange, repurchase, redemption or conversion of the New Notes, will be exempt from United States income or withholding tax provided that: (i) such Non-United States holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-United States holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the Nasdaq National Market); and (v) we are not a “United States real property holding corporation.” We believe that we are not and do not anticipate becoming a “United States real property holding corporation.”

      If a Non-United States holder were deemed to have received a constructive dividend (see “— Constructive Dividends” above), the Non-United States holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend. Because a constructive dividend deemed received by a non-United States holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a Non-United States holder, we may, at our option, set-off any such payment against payments of cash and common stock payable on the New Notes.
      The statement requirement referred to in the second preceding paragraph will be fulfilled if the beneficial owner of a New Note certifies on a properly executed IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-United States holder is eligible for the benefits of an applicable treaty, a Non-United States holder might also be able to obtain an exemption from, or a reduction in, the withholding taxes discussed in the preceding paragraphs by providing a properly executed IRS Form W-8BEN (or successor form) claiming the benefits of such treaty. If a Non-United States holder of the New Notes is engaged in a trade or business in the United States, and if income and gain with respect to the New Notes is effectively connected with the conduct of such trade or business, the Non-United States holder, although exempt from the withholding taxes discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest, constructive dividends and on any gain realized on the sale, taxable exchange, repurchase, redemption or conversion of the New Notes in the same manner as if it were a United States holder. In lieu of an IRS Form W-8BEN (or successor form), such a Non-United States holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-United States holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.
Backup Withholding Tax and Information Reporting
      Payments of principal, premium, if any, the exchange fee and interest (including original issue discount and a payment in common stock pursuant to a conversion of the New Notes) on, and the proceeds of dispositions of, the New Notes may be subject to United States federal backup withholding tax if the United States holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States certification requirements. In addition, a United States holder may also be subject to information reporting with respect to income on the New Notes unless such holder provides proof of an applicable exemption from the information reporting rules. A Non-United States holder may be subject to United States backup withholding tax on payments on the New Notes and the proceeds from a sale or other disposition of the New Notes unless the Non-United States holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

LEGAL MATTERS
      Certain legal matters relating to the validity of the New Notes will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Certain employees of Latham & Watkins LLP and members of their families and other related persons own shares of our common stock. In addition, a partner of Latham & Watkins LLP serves as an officer of Amgen. Davis Polk & Wardwell, New York, New York, has rendered advice on certain matters relating to the exchange offer to the dealer managers.
EXPERTS
      The consolidated financial statements of Amgen Inc. appearing in Amgen Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedule appearing therein), and Amgen Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Offer to Exchange
Our
Zero Coupon Convertible Notes due 2032 and Exchange Fee
for any and all our outstanding
Liquid Yield Option Notes due 2032
Questions, requests for assistance and requests for additional copies of this prospectus may be directed to the exchange agent, information agent or the dealer managers at each of their addresses set forth below:
The exchange agent for the exchange offer is:
LaSalle Bank National Association
135 South LaSalle Street, Suite 1960
Chicago, IL 60603
Telephone: (312) 904-5532
Facsimile: (312) 904-2236
The information agent for the exchange offer is:
Morrow & Co., Inc.
You may obtain information regarding the exchange offer
from the information agent as follows:
445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000
Holders Please Call Toll Free: (800) 607-0088
Banks and Brokers Call: (800) 654-2468
E-mail: AMGN.info@morrowco.com
The dealer managers for the exchange offer are:

Eleven Madison Avenue New York, New York 10010 Telephone: (212) 325-0057 Facsimile: (212) 325-8072	677 Washington Boulevard Stamford, Connecticut 06901 Toll-Free: (888) 722-9555 ext. 4210 Call Collect: (203) 719-4210 Attn: Liability Management Group